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02049321

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Centrica PLC

*CURRENT ADDRESS

PROCESSED
AUG 2 1 2002
P THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4518 FISCAL YEAR 12-31-99

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 8/16/02

centrica

taking care of the essentials

ANNUAL REPORT 1999



3
P987 PYU

DAY IN DAY OUT DAY IN DAY OUT DAY IN DAY OUT DAY IN DAY OUT

HIGHLIGHTS OF 1999

- AA acquired on 23 September 1999.
- 2.6 million domestic electricity contracts signed by year end.
- Operating profit from continuing operations up 125% to £365 million.

Contents

Shareholder product information

Shareholders wishing to find out more about any of our products and services should telephone: **0845 600 1 900**
Monday to Friday 8am – 8pm,
Saturday 8am – 6pm.
Alternatively access our website:
www.centrica.co.uk

British Gas Scottish Gas Nwy Prydain AA Goldfish™

CHAIRMAN'S STATEMENT



Sir Michael Perry CBE
Chairman

I am pleased to report that the Company made good progress during the past year towards our vision of becoming a leading provider of products and services in and around the home. We built on the firm financial foundations laid since the demerger from British Gas plc in 1997 and we continued to place customer satisfaction at the top of our list of priorities.

Taking care of the essentials

We maintained our standing as the leading supplier of energy, by winning large numbers of electricity customers and sustaining our position as a major player in the competitive gas market.

We acquired the Automobile Association for a consideration of £1.1 billion providing us with the opportunity to forge relationships with around 10 million customers. This establishes us as the UK's major provider of products and services to customers on the road as well as in the home.

We now have three major brands – British Gas, the AA and Goldfish – through which we aim to provide a range of products and services that take care of the essentials.

Performance

The business performed well during 1999 despite warmer than average weather conditions, with the retention of gas customers, lower gas costs and the development of our electricity business being key features.

Operating profit from continuing operations was £365 million, up £203 million from 1998, and earnings before exceptionals and goodwill amortisation were £331 million, a £155 million increase. Profit after tax for the year was £182 million compared to £91 million in 1998.

Cash generation has continued to be strong, with an operational cash inflow of £1,453 million (1998 £870 million).

Dividend

We paid a first interim dividend of 1 penny per share in December. We propose a final dividend of 1.5 pence per share to be paid in June, which would give a total of 2.5 pence. In addition we paid a special dividend of 12 pence per share in June 1999, which was associated with a share consolidation.

Customers

Understanding our customers' needs and responding to them appropriately is fundamental to our continued success. Customer care standards are rightly the focus of much management activity. Although we still have a great deal to do, we are making good progress.

The Board

During the year we welcomed Sir Sydney Lipworth and Sir Brian Shaw as Non-Executive Directors. Bill Cockburn stood down, having made a valuable contribution throughout an important period in our development.

Looking forward

Centrica has a clear strategy and is investing for growth. We aim to ensure that the business is robust in a very competitive marketplace by further reducing our cost base, increasing our sales and developing a range of services that will secure our relationships with new and existing customers alike.

I am greatly encouraged by the support for our strategy shown by employees throughout the business. On behalf of the Board, I would like to thank everyone in the Group for their commitment to serving our customers ever better.

Sir Michael Perry CBE
Chairman

Group
Earnings before exceptional charges and amortisation of goodwill
(£m)


375
300
225
150
75
0
-75
-150
-225
96
97
98
99

CHIEF EXECUTIVE'S SUMMARY



Roy Gardner
Chief Executive

Overview

Centrica has had a remarkable year. The acquisition of the AA has transformed the range of products and services we can offer to customers. Strong performance by our core energy supply business, in an ever more competitive environment, gives us confidence as we implement our strategy for growth.

Our strategy

We have a clear vision for Centrica. Our aim is to be the leading supplier of products and services in and around the home. We are committed to developing our consumer brands and associated standards of customer care as part of this strategy.

Consumer buying patterns are changing and in the light of this we closed our British Gas Energy Centre shops. This allows us to concentrate on more cost-effective ways of providing our products and services.

The AA

The acquisition of the AA gave us an excellent opportunity to implement a key element of our strategy. The AA fits extremely well with our business. Its principal activities of managing a mobile work force and contact with a large number of customers have many parallels with our other operations. The range of related financial services complements those we have been growing organically.

We are honouring our pledge to build on the AA's reputation for reliability and to invest in its future as 'the fourth emergency service'.

Leading consumer brands

We now have three of the UK's strongest consumer brands, known and trusted by millions of customers. This allows us to develop a range of products and services focused on the home under the British Gas brand; focused on the road under the AA brand; and financial services, under the Goldfish, British Gas and AA brands. Through these brands we aim to take care of the essentials for our customers.

Energy Supply

Gas supply

In the domestic gas supply market we had 14.8 million customers at the end of 1999, as against 15.9 million at the end of 1998, representing a 73% share of the domestic market. In the industrial and commercial market we finished the year with around a quarter of the market and we have also extended our presence in the liquefied petroleum gas market.

Electricity supply

In 1999 a net 1.7 million domestic customers decided to buy their electricity from British Gas, bringing the total number of contracts signed to just over 2.6 million at the year end. This makes British Gas – after only 16 months of operation in a newly open market – one of the most significant suppliers of electricity in the country. Our success gives us an excellent platform for future growth.

Home and Road Services

Our focus, since the AA joined the Group, has been on bringing the Home and Road Services businesses together. Our aim is to build on the distinct identities of the AA patrols and the British Gas engineers and at the same time achieve operational efficiencies. The business now has a combined annual turnover of around £1 billion.

Home Services

In addition to supplying energy under the British Gas brand we continue to add to our range of home services. Consumers can now protect themselves against failure in their plumbing systems and the kitchen appliances they use every day, as well as in their central heating systems. They can also protect their homes against intruders. The reassurance these services give is proving popular with consumers and has contributed to sales growth for the business of 13%.

Road Services

The acquisition of the AA brought 9.7 million members to the Group. The demand for the AA's core breakdown service has been strong. We are encouraged that 91% of existing members chose to renew membership which became due in the period following the acquisition, and at the end of the year a net 140,000 members have joined since the business became part of the Group.

Financial Services
Three years ago we launched the Goldfish credit card. It now has over 1 million card holders and our independent research showed it to be the second most recognised credit card in the UK. With the acquisition of the AA we are now the UK's largest independent insurance intermediary and we have a real opportunity to build on the success of our Financial Services business.

Customer care in a service business
Our customers are the best judges of the quality of the service we provide. We recognise that it is vital to be aware of their changing needs and of their perceptions of our service.

We listen to what our customers say about our products and how we do business. We also monitor and analyse information on customer satisfaction, complaints and loyalty in considerable detail. If we don't succeed in getting something right first time, we aim to find out what has gone wrong, keep our promises about sorting it out and resolve any underlying issues. We will continue to invest in our systems, processes and people in pursuit of service excellence.

Sourcing and trading in energy
All customers for our Energy Supply services rely on our ability to provide gas and electricity at the right price and the right time. They depend on our prudent management of the production assets we own or control and on the relationships we have with other parties who trade in energy on the commodity markets. Although it is largely invisible to the customer, our energy portfolio is a key element of our business in terms of effective risk management and its financial contribution.

The new millennium
Our computer systems preparations for Year 2000 were completed on schedule and we are pleased to report that, as a result, we have not experienced any disruptions to operations or customer service.

The New Year was marked by the lighting of a chain of 1,500 beacons in villages, towns and cities throughout Britain. British Gas was the principal sponsor of Beacon Millennium and provided 130 beacons powered by liquefied petroleum gas. These acted as focal points for community celebrations and charitable fundraising.

The future
I am encouraged by the trends in the demand for our services. However, we cannot afford to be complacent as the factors affecting customer satisfaction and loyalty are constantly changing.

We are in an era of deregulation in our core energy supply business, liberalisation of energy markets in Europe and the United States, and rapid expansion of e-commerce. International boundaries will become less significant and the flow of opportunities for developing relationships with consumers will accelerate. We are alert to the opportunities: our perspective is increasingly international and open-minded. We believe that our model for a consumer services business positions us well for the future.

Roy Gardner
Chief Executive

What is important to our customers
When it comes to giving good service, our customers told us that the five most important factors were:

- Dealing with an enquiry or request the first time.
- Providing friendly service with a wide knowledge of the products and services on offer.
- Offering an apology when things go wrong.
- Carrying out actions as promised.
- Informing customers of delays which may affect an agreed appointment time.



One of the millennium eve beacons sponsored by British Gas.


SCHOOL

DAY IN

- British Gas provides energy and other home services to around 16 million households in the UK.
- Since competition started 16 months ago, 2.6 million electricity customers have signed contracts with us.
- New products helped turnover in Home Services grow by 13% to £592 million.

All activities refer to the year ended 31 December 1999

British Gas Nwy Prydain Scottish Gas

Energy Supply

Gas supply

Demand for our gas supply service has remained strong, notwithstanding competitive pressures. At the end of the year our share of the domestic market was around 73%. The weather was again warmer than average, with the total volume of gas sold in the domestic market at 9.4 billion therms, compared to 10.9 billion in 1998.

We have continued to develop our range of tariff and payment options and other new offers designed to suit consumer needs and to improve our levels of service.

Now that the energy market is increasingly competitive, the price control regime under which our domestic gas supply business has operated is changing.

During 1999 the Office of Gas and Electricity Markets (Ofgem) carried out a review of our price control formula. In February 2000 Ofgem announced its final proposals. As a result of this review, controls on direct debit prices will end in April 2000. In respect of our other prices and tariffs, controls will continue. However, Ofgem has indicated a firm intention to remove these by April 2001 subject to the development of a competitive market.

In our non-domestic gas business the reduction in the cost of gas has helped our financial performance, and losses before exceptionals of £129 million in 1998 have been turned into profits of £20 million. Our share of the industrial and commercial market has been maintained at around a quarter.

We also supply liquefied petroleum gas to consumers who do not have access to the mains network. This side of the business also grew in 1999, in part through our acquisition of TotalGaz: our market share has increased from around 7% to 10%.

We made significant progress in extending our business relationships to continental Europe, where the trading environment has become more active since the opening of the UK-continent Interconnector gas pipeline in October 1998. We have become one of the biggest traders at Zeebrugge while continuing to sell gas to specific end-users on the continent and into the wholesale market.

For the gas supply business as a whole, operating profit before exceptional charges and goodwill amortisation was £617 million in 1999 compared to £334 million in 1998, reflecting the benefit of lower gas costs.

Electricity supply

We have had great success in winning new domestic electricity customers across the country. Customer contracts are up from 850,000 at the end of 1998 to 2.6 million at the end of 1999.

As a result of the increase in our customer base over the year, we are looking at ways to manage our electricity supply requirements to give customers the best value possible. Currently most of our electricity requirements are purchased via the Electricity Pool.





Pictured above:
Top Accurate weather predictions helped us to manage our energy requirements.
Bottom About 20% of our gas requirement comes from our own gas sources. At year end the remaining proven and probable reserves of Morecambe were 3,084 billion cubic feet (bcf). Production during 1999 totalled 381 bcf. In addition the Group has total gas and oil reserves equivalent to 401 bcf, located in Liverpool Bay and in the southern North Sea.

Energy Supply
Operating profit before exceptionals and goodwill amortisation
(£m)


500
400
300
200
100
0
96
97
98
99

'Take or Pay' contracts

'Take or Pay' contracts are a legacy of British Gas plc's statutory obligation to maintain gas supplies. Our actions since demerger have given us a manageable position on these long-term third-party gas purchase contracts. We renegotiated a further contract at a cost of £30 million in 1999.

Gas production

The Morecambe reservoirs remain our prime upstream gas production asset, but their production will gradually decline, so in 1999 we again consolidated our position by buying interests in several fields in the North Sea. We saved costs by integrating some of the infrastructure supporting our Morecambe gas fields with that for the Liverpool Bay fields in which we also have a stake.

Weather derivatives

Our ability to predict how much energy we need to supply to our customers and how much we can trade depends on the knowledge of weather patterns and the accuracy of weather predictions. In 1999 we were one of the first European energy companies to seek to reduce weather risks by putting in place a partial hedge against a warmer than normal period. We aim to develop a European market for such weather trades.





Pictured above:
Top 2 million customers signed contracts for British Gas to supply their electricity by September 1999 – rising to 2.6 million by the end of the year.
Bottom We now supply both gas and electricity to many small to medium sized businesses, as well as to households throughout the UK.

Home Services
New product growth – maintenance contracts for kitchen appliance cover
(000)


80
60
40
20
0
May 99
Dec 99

Home Services
Operating profit before exceptionals and goodwill amortisation
(£m)


100
0
-100
-200
96
97
98
99

During the summer the Electricity Pool saw some of the highest seasonal price rises ever, despite the seasonal drop in demand. This is a matter of some concern to us and indeed to the regulator. We are working with the industry to ensure the timely introduction of the New Electricity Trading Arrangements, which we believe will lead to prices properly reflecting cost, supply and demand.

Our electricity business is still in the investment phase, and recorded an operating loss of £156 million in 1999 (£86 million in 1998).

Dual fuel

A significant number of consumers now take gas and electricity from one supplier. We are developing products appropriate for these consumers. For example, we are working with Ofgem and the energy industry to enable us to read both gas and electricity meters at the same time so that we can offer a single bill for both products.

Home Services

In addition to gas and electricity supply, we offer consumers an increasing choice of complementary home services designed to take care of the essentials. These include the installation of heating, air conditioning and home security systems.

We remain a market leader in the installation of domestic central heating systems and related home heating products. Our Three Star Service Cover contracts for gas appliance service and repair increased to 3.1 million. We completed some 5.6 million service jobs in the home.

We are building on these customer relationships. We now install more monitored home security systems than any other UK supplier; over 220,000 customers have new contracts for plumbing cover and some 70,000 customers have chosen our new kitchen appliance breakdown cover.

We have also introduced a service which enables customers to buy cookers and fires through catalogues and the Internet.

The progress of the core business and the impact of new products is reflected in sales growth in Home Services of 13% in the year, with operating profit before exceptionals at £20 million, an increase of 122%.

Care for our British Gas customers
Satisfaction

We use external market research agencies to ask customers each month for feedback on their experiences of service from British Gas. Customer satisfaction levels have been steady during the year, maintaining the significant improvements achieved during 1998. A survey of all our British Gas customers shows that 80% are satisfied, or very satisfied, with the service they receive.

Energy trading

Our ability to supply gas and electricity to domestic and business consumers at competitive rates relies on our success in managing a large and complex energy portfolio. This demands expertise in obtaining wholesale energy at the right price and the right time by minimising the risks associated with commodity price and volume fluctuations, and, wherever possible, trading profitably in any excess capacity.

Currently about 20% of our gas requirement comes from our own production and we have long term contracts covering most of the remainder. This makes it easier to manage the risks associated with supplying energy.

A complex market in wholesale gas has emerged over the last five years to support the retail gas market as it has opened to competition. We worked with other market leaders to establish a new regime for 'within-day' gas trading, introduced on 1 October 1999. The 'On the Day Commodity Market' enables participants to trade freely with each other in a 24 hour screen-based market, and replaces the previous flexibility mechanism operated by Transco, the network pipeline operator, to balance the National Transmission System.

Complaints

The number of formal complaints to the Gas Consumers Council or local Ofgem offices remains a cause for concern and a key priority. Complaints about gas supply are at a similar level to 1998 and, again, the largest category relates to changing supplier. Complaints about electricity supply have increased as our share of the electricity market has grown and 80% are related to change of supplier issues.

Loyalty

In 1999 we introduced a regular survey designed to find out what encourages customers to remain loyal to us. As a result we will be further improving our handling of customer calls and correspondence.

Investment in customer care

Over £3 million has been devoted to call centre automation, which is now completed, and call recording, which is now being rolled out: these have improved the quality of service by ensuring that more customer enquiries are dealt with first time.

We have also invested some £20 million in information technology and other infrastructure for our central heating sales teams, home service engineers and their support staff. Central heating sales staff are being provided with laptops for demonstrations and quotations to customers. Engineers are being equipped with new laptop computers with integrated data communication facilities. Changes such as these have improved our systems and procedures, making possible the introduction of skill-based planning so we can send out the engineer best qualified for the job.

We have set up a special development facility, including a call centre which enables us to explore different approaches to improve customer service, satisfaction and loyalty levels. Currently we are evaluating the benefits of individual customer advisors giving a more personalised service on a broader range of products.

The British Standards Institute has awarded our central heating service the BSI Kitemark (the first time that it has accredited a services business) and our entire Home Services business ISO 9001 (making it one of only 30 companies in the world to achieve company-wide registration). In addition our national parts centre has ISO 9002 accreditation.

Road Services

Roadside assistance

The AA's core service to members is its roadside assistance service. AA membership reached an all time high at the year end of 9.7 million members, including schemes for manufacturers and fleet vehicles. Over 4.2 million breakdown jobs were attended during the year. Some 90% of breakdown telephone calls were answered within 15 seconds. In more than eight out of ten cases the member's problem was resolved at the roadside enabling journeys to be completed with the minimum of inconvenience. AA Relay dealt with 940,000 recoveries.

The Group's financial statements only include the results of AA activities since 23 September 1999, the date of acquisition. In the full year however, turnover for Road Services was £438 million and operating loss before exceptionals and restructuring costs was £9 million, compared with a loss of £18 million in 1998. This improvement was achieved primarily through increased membership and efficiency. A key operating improvement was the reduction from eight to three deployment centres, made possible by award-winning technology.

Other AA services

A number of other services – notably those from the publishing business, information service and driving school – are highly valued by AA members. Their role in supporting the AA brand has historically been as important as their financial contribution, which we believe offers potential for improvement.

Care for our AA members

AA members tell us they want a fast, reliable, good quality service which provides them with peace of mind and value for money. To help achieve this the AA roadside service is provided by our own patrols in nearly all cases.





Pictured above:
Top British Gas engineers use laptops to diagnose central heating problems.
Bottom British Gas has invested further funds in improving customer service in its call centres.

Gas Consumers Council Category A complaints


40000
30000
20000
10000
0
96
97
98
99
Home Services
Gas competition
Gas supply

Source GCC Reports December 97, 98 and 99


AA
ALFIE
Shirley Hu
Bed & Breakf

DAY OUT

- The AA provides roadside assistance to some 9.7 million members.
- 4.2 million breakdown jobs were attended by our patrols.
- Over 95% of AA members were satisfied with the service they received.

All activities refer to the year ended 31 December 1999

AA

We listen to feedback from members in three main ways, with a view to meeting their needs and improving service.

Satisfaction

External market researchers track member satisfaction with the roadside service each month. More than 95% of members using the service were satisfied this year.

Complaints

We monitor complaints, analyse their causes, and learn from the implications. In 1999 we received 6.6 complaints per 1,000 breakdown jobs, which was an improvement over the previous year.

Renewals

The renewal of individual membership increased by 2% to 87% in the full year 1999. Major manufacturer accounts such as Vauxhall and Peugeot were renewed and excellent growth achieved in the number of company fleet vehicles covered.

Financial Services

Credit services

Our Goldfish credit card, a joint venture with HFC Bank, had another successful year in 1999. We passed the 1 million cardholders mark and the card is one of the market leaders in both usage and annual spend.

Under the AA brand there is a considerable personal loan portfolio and range of other credit products, including motor finance, delivered through the AA's joint venture with the Bank of Scotland.

During the year we launched a further range of services for Goldfish cardholders, including telecommunications and travel insurance offered in association with other partners. The next phase of investment in the Goldfish brand will extend our range of Financial Services products.

Insurance services

With the acquisition of the AA we are now the UK's number one independent insurance intermediary with 1.6 million home and motor insurance policies. For the full year 1999, income from premiums rose above £360 million and strong profits were delivered compared with previous years.

Savings and investment products

We see significant potential for savings and investment products, based on the strength of our brands, and we are developing a range of products in this field as a priority.

Care for our Financial Services customers

We continue to develop our own performance standards, with tracking of customer satisfaction in relation to the brands our customers use. Exceptionally high levels of satisfaction are being achieved for AA insurance customers.

Customer care on the Goldfish credit card is highly valued in the market and a recent *Which?* report ranked the card in the top three for customer service.

Marketing and sales expertise

Enhancing our marketing and selling expertise is a priority. This is a highly complex area, given changing consumer demand, the size of our product range and the variety of methods of communication now available.

Understanding our customer relationships

We try to understand our customers as individuals, based not only on the products and services they use but also their needs. This allows our marketing and sales teams to produce focused strategies for contacting individual customers and building relationships with them. This in turn ensures that customers receive a more personal service, better tailored to their needs.

Increasingly we offer products in association with other providers: in the course of the year we have entered into successful associations with companies such as Disneyland Paris™, Vodafone and Sainsbury's.

New media

We transact growing volumes of business on the Internet. We provide on-line quotations for a number of our insurance and other Financial Services products, and on-line sales of vehicle breakdown cover. Overall the impact of e-commerce offers exciting opportunities to introduce new products, particularly in Financial Services, and to improve customer service.





Pictured above:
Top The rigorous training of the AA patrols is the key to customer satisfaction.
Bottom AA members value the driving school – last year it coached over 85,000 people.

The quality of AA Road Services was independently recognised when in May 1999 the JD Power UK Roadside Assistance Study reported, "the AA is this year's highest ranked roadside assistance organisation... the AA sets a new industry benchmark and provides its customers with the highest levels of satisfaction of any major provider".


Road Services
Customer satisfaction
(%)
96.0
95.5
95.0
94.5
94.0
93.5
Jan 98
Dec 99



DAY IN DAY OUT

- We complement our services to customers at home and on the road with a range of financial services products.
- We are the UK's largest independent insurance intermediary, with 1.6 million home and motor insurance policy holders.
- Our independent research during the year showed Goldfish as the second most recognised credit card in the UK with over 1 million cards in issue.

All activities refer to the year ended 31 December 1999

British Gas AA Goldfish™

Social responsibility

Our customers

We are committed to ensuring all our customers with disabilities have access to our products and services. We strive to solve some of the practical problems faced by disadvantaged customers, in the home and on the road.

We support Ofgem's *Social Action Plan*, which seeks to improve the provision of energy services to a number of disadvantaged groups, in particular those who live in the four million homes in the UK which are defined as being inadequately heated. We provide free advice and special services for a million older, disabled or chronically sick customers on our *GasCare Register* and our *Electricity Special Needs Register*. Our *Home Energy Advisers* visit vulnerable customers to help them address their energy needs. We also make it easier to settle bills by offering extensive payment options.

We are working closely with Ofgem to develop proposals to extend energy efficiency standards of performance to gas customers. These are intended to reduce energy bills for disadvantaged customers and contribute towards the Government's energy savings targets.

The *AA Motoring Policy Unit* works with other leading organisations to produce policy research papers and guidelines to promote the needs of motorists with disabilities. We provide an *AA Disability Helpline*, so that roadside assistance can be targeted to individual circumstances and members can be given information and advice on all aspects of access and mobility.

In 1999, the AA co-sponsored the biennial *Mobility Roadshow*, the largest exhibition of access and mobility products and services in Europe. The Roadshow was attended by over 50,000 people.

Our people

Our employment policies are designed to encourage the development of our employees and support them in meeting responsibilities in their personal lives as well as at work.

We have achieved accreditation as an *Investor in People* in many parts of the Group. We are also now accredited for ensuring that people with disabilities can contribute fully in the workplace, as well as being a member of the *Employers' Forum for Disability*. We provide a supportive framework for employees who have caring responsibilities for seriously ill, elderly or disabled relatives, working closely with the *Carers National Association*.

Our *New Deal* programme has given jobs to 50 people with disabilities and long-term carers. This contribution has been recognised as a national model of best practice in the Business in the Community Excellence Awards, and we are now extending the programme.

Our communities

We consider ourselves part of the local communities we serve. During 1999, based upon the London Benchmarking Group guidelines, we provided £3.3 million in support. This included the use of our employees' business skills and expertise to address a range of social issues. Financial contributions during the year amounted to £2.9 million.

Our partnership with *Help the Aged* aims to provide support of £5 million over two years. This major national collaboration has made a real difference to 10,000 people this year. Much of the practical support is provided by our own staff, whose skills and expertise in areas such as home insulation can help make the lives of older people warmer and more comfortable.

Our *SchoolEnergy* programme in partnership with The Energy Saving Trust promotes the benefits of efficient energy use. It is estimated that schools could save up to 15% on their annual energy bills which can then be used for other resources.

'Voice of the motorist'

A committee of the Centrica Board oversees the work of the *AA Motoring Policy Unit*, ensuring that it matches the concerns of AA members and has professional and technical integrity. Where necessary the committee is guided by independent experts.

There were important events during 1999. The European New Car Assessment Programme, which was founded by the


a Goldfish of your own
Cut the cost of living
The one that got away



Pictured above:
Top Customers can now apply for a Goldfish credit card via the Internet.
Bottom Through the AA, we have pledged to sponsor the *National Association of Air Ambulance Services* charity with funding of £14 million over three years to support the country's first complete network of air ambulances.





Pictured above:
Top The AA has developed leaflets to give guidance to British motorists with disabilities to park whilst abroad. These leaflets have been adapted by the European Commission for use in every European country.
Bottom Last year, British Gas employees raised over £100,000 for our partnership with *Help the Aged*.

Split of community spend in 1999
Total spend: £3.3m



- Charity – 18%
- Commercial initiatives – 15%
- Management costs – 12%
- Social investment – 55%

Areas of spend



- Education – 6%
- Employee support – 3.5%
- Energy efficiency – 16.5%
- Local community support – 10%
- Older/Disabled – 60%
- Other – 4%

Data calculated using London Benchmarking Group guidelines

AA and a small number of other organisations, published two test series – super-minis and people movers. This programme is leading to a rapid improvement in crash test performance.

Surveys showed that over 90% of members wanted the AA to campaign on fuel tax and the need for greater investment in Britain's road and local transport system. The AA campaign helped persuade the Government to end the fuel tax 'escalator' and to use the proceeds of any future increase in fuel tax for transport-related investment.

In December the AA published the *Great British Motorist 2000*, which benchmarked Britain's transport performance against other European countries.

The *AA Foundation*, an independent charity which is supported by the AA and a number of other organisations, made further key contributions helping to keep Britain's road safety record among the best in Europe. The AA report *What goes Wrong in Highway Design*, based on the *Foundation's* research and the work of safety auditors, received a Prince Michael Road Safety Award. At the Government's request, the *AA Foundation* published *What Limits Speed*? which played a major part in forming national road safety strategy. The report explains motorists' attitudes to speed and speed limits. The *AA Foundation* also unearthed Britain's problem with unlicensed drivers with an estimated 800,000 on the road.

Health, safety and the environment
We aim to keep Centrica a safe and healthy place to work, through effective procedures, training and awareness programmes.

We made good progress on the roll-out of environmental management systems throughout the organisation. Accreditation to ISO 14001 has been achieved by AA Roadside and parts of British Gas and will be extended to other parts of the business during the next two years.

We are now represented on the Advisory Committee for Business and the Environment which encourages businesses to focus on environmental issues.

We intend to review our health, safety and environmental management systems later this year, and will also publish our first environmental report on our website.



Mark Clare
Finance Director

Financial highlights

For the year ended 31 December

	1999 £m	1998 as restated £m
Turnover:		
Energy Supply	**6 386**	6 784
Home Services	**592**	526
Road Services	**112**	–
Financial Services	**26**	–
Retail	**83**	169
Other Activities	**18**	2
	7 217	7 481
Operating profit/(loss) before exceptionals and goodwill amortisation:		
Energy Supply	**461**	248
Home Services	**20**	9
Road Services	**(3)**	–
Financial Services	**(9)**	(5)
Retail	**(25)**	(31)
Other Activities	**(16)**	(7)
	428	214
Earnings before exceptionals and goodwill amortisation	**331**	176
Earnings	**182**	91
Operating cash flow before exceptionals	**1 453**	870
As at 31 December		
Net (debt)/cash and money market investments	**(127)**	223
Market capitalisation	**7 012**	5 371

Group
Earnings
(£m)



200
0
-200
-400
-600
-800
-1000
-1200
96
97
98
99

Group
Operating profit from continuing operations before exceptionals and goodwill amortisation
(£m)



500
450
400
350
300
250
200
150
100
50
0
96
97
98
99

Profit and loss

Earnings

Improvements in Energy Supply were primarily responsible for the substantial increase in earnings. Group earnings were £182 million, an increase of £91 million compared with those in 1998.

Energy Supply

Turnover was 6% lower than in 1998, with electricity sales of £240 million partially offsetting the loss of market share in the domestic gas market; down to 73% at 31 December 1999 compared with 80% at the end of the previous year.

The Energy Supply operating profit improvement of £213 million (before exceptionals and goodwill amortisation) was mainly due to substantially lower gas costs, including £50 million of benefit from a 25% increase in production from our own gas fields. Gas sales to the domestic market are particularly sensitive to weather, which in turn can have a material impact on profits in our gas business. In the past we have disclosed the estimated financial impact of weather upon our performance using a long-term (65-year) temperature average. In recent years there has been a shift in UK weather patterns, with a tendency for average temperatures to be generally warmer than experienced over the long-term. Accordingly we now consider that a ten-year rolling average is more representative of seasonally normal temperature. Using this as a benchmark, the weather in each of the last two years was still nevertheless regarded as 'warm'. Had the weather been normal as defined by the ten-year rolling average, we estimate that our operating profit in 1999 would have been £24 million higher (1998 £10 million higher), and on a 65-year basis, operating profits would have been £109 million higher in 1999 compared with £77 million higher in 1998.

In the wholesale, industrial and commercial markets, including the results of our Accord subsidiary, a profit of £46 million was made compared with a loss of £98 million in the previous year, primarily due to lower gas costs.

Electricity made a positive contribution to gross margin but an operating loss of £156 million, largely due to costs incurred in acquiring customers. By 31 December 1999 we had signed up 2.6 million customers, an increase of 1.7 million during the year, making us one of the UK's largest suppliers of electricity to domestic customers.

Home Services

Home Services' turnover increased by 13% from £526 million in 1998 to £592 million during 1999. An £11 million improvement in operating profit before exceptionals was achieved despite further significant investment in new business ventures including home security, kitchen appliance maintenance and plumbing cover products.

Road Services

Results from AA activities are included in the accounts for the period after acquisition, being the last three months of 1999. During that period Road Services' turnover was £112 million and an operating loss of £3 million was made before goodwill amortisation and exceptional charges. For the year as a whole Road Services had turnover of £438 million compared with £428 million during 1998, and made an operating loss before exceptionals of £9 million (1998 a loss of £18 million).

Financial Services

Much of the Group's financial services activities are conducted through joint ventures. Together with the Group's share of joint venture results, the combined Financial Services business, including the AA for the last three months of 1999, made an operating loss before exceptionals and goodwill amortisation, of £8 million (1998 a loss of £12 million). For the year as a whole, the AA insurance and financial services activity made an operating profit before exceptionals, including share of joint ventures, of £26 million, £9 million higher than in 1998.

Group
Operating cash flow before exceptionals
(£m)



1500
1350
1200
1050
900
750
600
450
300
150
0
96
97
98
99

Retail

Our Energy Centre shops ceased trading during 1999. In addition to the trading loss, exceptional costs of closure amounted to £60 million during the year.

Other Activities

Other Activities include a range of AA and Goldfish branded products, with potential for future growth.

Exceptional charges

During 1999, in addition to the Retail closure costs, we incurred £36 million of rationalisation charges, £30 million relating to a gas contract termination and £10 million on Year 2000 computer system preparations across the Group. In 1998 exceptional costs comprised £63 million of gas contract renegotiations, £19 million on Year 2000 systems readiness and £3 million of restructuring.

Interest

Net interest payable of £7 million (1998 receivable of £39 million) was after notional interest charges of £24 million (1998 £26 million) in connection with liabilities discounted to a net present value. The switch from interest receivable was mainly due to reductions in cash balances. A £530 million special dividend was paid in June 1999 and an outflow of £780 million arose in connection with the acquisition of the AA in September 1999, being the consideration of £1,119 million less net cash and money market investments acquired of £339 million.

Taxation

Our tax charge of £86 million was £10 million higher than that incurred in 1998. The charges arose primarily on our offshore gas production activities, which are ring-fenced for tax purposes. Tax arising on profits outside of the ring-fence has been largely reduced by the availability of tax losses brought forward from previous years. The Group has net unrecognised deferred tax assets of £340 million (1998 £347 million), including tax losses, as shown in note 19 on page 45.

Year 2000 and euro costs

During 1999 we expensed £12 million (1998 £21 million), in ensuring our systems were ready for Year 2000. Of this amount £10 million was treated as exceptional (1998 £19 million). The total costs incurred in relation to Year 2000 systems readiness over the last three years were £36 million. We are pleased to report that as a result we have not experienced any disruption to operations or customer service.

We have identified areas that could require euro conversion and the required lead times for the amendment of key systems. We are keeping under review plans to enable us to amend our systems in the event that a decision is made in favour of UK adoption of the euro.

Cash flow

Net cash flow

Operating cash inflow before exceptionals amounted to £1,453 million, compared with £870 million during 1998. The increase of £583 million was mainly due to a £210 million improvement in operating profit and a £318 million greater reduction in working capital compared with the previous year. During 1999, working capital reduced by £726 million, of which £450 million arose on changes in payment arrangements for transportation costs.

A special dividend of £530 million was paid to shareholders in June 1999. In September 1999 £1,119 million was paid to acquire the AA. The AA assets acquired included net cash and money market investments amounting to £339 million.

During 1999 £113 million (1998 £92 million) of finance was raised from the sale and leaseback of assets deployed on our offshore South Morecambe field. Net debt at the end of 1999 was £127 million, compared with net cash of £223 million at the end of 1998.

Credit rating

The Company's debt ratings from Moody's Investors Service/Standard & Poor's remain unchanged at A2/A (long-term) and A-1/P1 (short-term).

Assets and liabilities

Fixed assets

In September 1999 we completed the purchase of the AA. The cost exceeded the fair value of net assets acquired by £986 million, which has been capitalised within fixed assets as goodwill. This intangible asset is being amortised over a 20 year period.

Tangible fixed assets mainly comprise gas field assets with a net book value of £1,522 million (1998 £1,672 million). The proven and probable gas reserves represented by our field interests amounted to 3.5 trillion cubic feet (tcf) at 31 December 1999 (1998 3.8 tcf).

Provisions

During the year £193 million was added to provisions and £93 million was utilised, leaving a balance at 31 December 1999 of £1,414 million (1998 £1,314 million). Within additions £62 million was as a result of including the AA for the first time and £42 million related to the closure of our Retail operation, of which £32 million was utilised by the year end. Within the closing provision, £706 million is for deferred petroleum revenue tax which is expected to become payable on future gas production from certain fields. Further provision explanations are provided in note 19 on pages 45 and 46.

Financial risk management

Strategy

The Board regularly reviews its policies and objectives for managing financial risks. There have been no major changes to policies and objectives during 1999.

Currency, interest rate, liquidity and counterparty risks are managed centrally by a treasury team. It is Group policy not to undertake treasury transactions of a speculative nature. Energy market price and weather risks are managed by an energy management team. Where appropriate, financial instruments are used to manage financial risks as explained below and in note 27 on pages 53 to 55.

Currency risk

The functional currency of the Group's operations is primarily sterling. The Group has only minor interests situated outside the UK and as a result has no material translation exposure. Where transactions arise in currencies other than sterling, the Group minimises direct foreign currency exposures on cash flows when they become committed, using forward foreign exchange contracts and swaps. As at 31 December 1999, and during the year, after taking into consideration swaps into sterling, the Group had no net foreign currency borrowing.

Interest rate risk

The Group's policy is to obtain fixed interest rates on approximately 50% of net long-term borrowings. The Group does not currently have any material long-term debt requirement and therefore no long-term interest rate financial instruments were held as at 31 December 1999. Short-term debt at 31 December 1999 arose due to seasonal variations in cash flows. Short-term interest rate risk was managed during the year using forward rate agreements. There were no outstanding agreements as at 31 December 1999.

Liquidity

Long-term projections and cash forecasts identify the liquidity requirements of the Group and are regularly reviewed by the Board. It is the Group's policy to have committed facilities which more than cover foreseen requirements, including appropriate headroom for contingencies for at least a twelve month period.

As at 31 December 1999, the Group had committed bank facilities of £935 million, which were used as a backstop for a US$1,250 million commercial paper programme. Under this programme, US$206 million (£126 million) was drawn as at 31 December 1999, all of which had been swapped into sterling.

In practice borrowings are drawn from those sources viewed as the most cost effective at a particular time, including the use of uncommitted facilities.

Counterparty risk

The Board's policy is to limit counterparty exposures by establishing credit limits for each counterparty and, where possible, by reference to published credit ratings. Exposures are measured in relation to the nature, market value and maturity of each contract or financial instrument. Surplus cash is invested in short-term financial instruments and only deposited with counterparties with a minimum credit rating of A-/A3 and A-1/P1 as rated by Standard & Poor's/Moody's long-term and short-term ratings respectively. Energy trading activities are undertaken with counterparties for whom specific credit limits are set. All contracted and potential exposures are reported to the Financial and Risk Management Committee of the Board.

Market price risk

The key market price risks facing the Group are:

- natural gas commodity prices both in the short-term market and in respect of long-term contracts; and
- electricity prices from the UK Electricity Pool.

Long-term 'Take or Pay' gas contract prices are typically determined by reference to indices, the most influential of which are general price inflation and movements in oil and oil product prices (denominated in US$).

The Group's policy is to hedge a proportion of the exposure to oil price/dollar exchange rate movements for a number of years ahead, however, the availability of traded markets to manage natural gas and electricity risks is limited. Nevertheless where opportunities do exist the Group aims to manage part of its risk by:

- reducing 'Take or Pay' exposures through price and pricing mechanism renegotiations where commercially advantageous;
- the use of financial instruments such as oil/gas swaps and electricity contracts for differences; and
- hedging against the dollar element of the oil price exposure with forward foreign exchange contracts.

During the year the Financial and Risk Management Committee regularly reviewed the magnitude of the Group's price exposure in the light of the availability of forward prices and market liquidity. Where available, advantage was taken of prudent hedging opportunities.

From October 2000, under the government's New Electricity Trading Arrangements programme, the mandatory Electricity Pool is being replaced by a system of optional bilateral markets supported by a mechanism for system balancing.

Weather risk

Gas sales volumes, and to a lesser extent electricity volumes, are influenced by temperature and other weather factors. In the UK, weather derivatives are still in the early stages of development. In 1999 a small amount of protection against warmer than normal weather was purchased in the form of a derivative instrument based on heating degree days, and the income and costs were recognised in 1999.

Accounting policy changes

A description of policies is provided in note 1 to the accounts on pages 33 and 34. For the year ended 31 December 1999, Financial Reporting Standard (FRS) 12 'Provisions, contingent liabilities and contingent assets' and FRS 13 'Derivatives and other financial instruments: disclosures' became mandatory and have been adopted.

Under FRS 12, full provision has been made for the net present cost of decommissioning of gas production facilities. Corresponding assets have been recognised in respect of the decommissioning costs, which are subject to amortisation charges on a unit of production basis. Notional interest charges arise over time, on the discounted deferred liability. Previously the cost of decommissioning was being built up over the life of gas fields on a unit of production basis. The net effect of the change was to increase opening profit and loss reserves as at 1 January 1999 by £13 million and to increase profit for the year ended 31 December 1999 by £3 million (1998 £2 million).

Shareholders' funds and market capitalisation

The net assets of the Group as represented by shareholders' funds, increased during the year from £885 million to £967 million.

The Company's closing share price on the last trading day of 1999 (30 December) was 175.5 pence (1998 121 pence), providing a market capitalisation of £7,012 million (1998 £5,371 million). The highest closing price during the year was 191 pence and the lowest was 108 pence.

During 1999 the Company's share price outperformed the FTSE 100 by 23% (1998 18%).

Mark Clare
Finance Director

Group
Share performance smoothed 5 day average
(Centrica 5 day average/FTSE relative)


200
180
160
140
120
100
80
Jan 99
Dec 99
Centrica 5 day average
FTSE relative

BOARD OF DIRECTORS

1. Sir Michael Perry CBE [A,N,R]
Chairman (66)
Sir Michael Perry became Chairman of Centrica plc on 1 July 1997. He was a Non-Executive Director of British Gas plc from June 1994 until demerger. He is Non-Executive Chairman of Dunlop Slazenger Group Ltd, Non-Executive Deputy Chairman of Bass plc, a Non-Executive Director of Marks & Spencer plc and a member of the Supervisory Board of Royal Ahold.

2. Mike Alexander [C,E,F]
Managing Director British Gas Trading (52)
Mike Alexander joined British Gas plc in 1991, becoming Director CIS and Eastern Europe (E&P) in 1992 and Managing Director of Public Gas Supply in 1994. He is also a Non-Executive Director of The Energy Saving Trust Limited. He was previously with BP from 1966, where he held a variety of management positions, both in the UK and overseas.

3. Mark Clare [E,F]
Finance Director (42)
Mark Clare joined British Gas plc in March 1994 as Group Financial Controller. He was previously with STC plc, which he joined in 1989 as Finance Manager in the telecommunications business, where he became Finance Director of STC Submarine Systems.

4. Roy Gardner [E,N]
Chief Executive (54)
Roy Gardner was appointed Finance Director of British Gas plc in November 1994. From November 1995 he had responsibility for the business units which subsequently formed Centrica plc. Prior to joining British Gas plc, he was Managing Director of GEC-Marconi Limited and a Director of GEC plc. He is a Non-Executive Director of Laporte plc and Manchester United plc. He is President of the Carers National Association and has become Chairman of the Employers' Forum on Disability.

5. Sir Sydney Lipworth [A,R]
Non-Executive Director (68)
Sir Sydney Lipworth was appointed to the Board on 12 March 1999. He is Chairman of the Financial Reporting Council and a Non-Executive Director of Carlton Communications Plc. He was Chairman of Zeneca Group plc until April 1999 and Deputy Chairman of National Westminster Bank Plc until March 2000. He was Chairman of the Monopolies and Mergers Commission until 1993 and before that Deputy Chairman of Allied Dunbar Assurance, of which he was a co-founder.

6. Francis MacKay [A,R]
Lead Non-Executive Director (55)
Francis MacKay became Executive Chairman of the Compass Group plc in July 1999 having formerly been Chief Executive. He is a former Executive Director of Sutcliffe Group (part of P&O) and the Global Group of Companies.

7. Patricia Mann OBE [A,AA,C,N,R]
Non-Executive Director (62)
Patricia Mann was a Non-Executive Director of British Gas plc from December 1995 until demerger. She was Vice President International of J Walter Thompson Co Ltd and remains a Director of JWT Trustees Ltd. She is on the Board of the UK Centre for Economic and Environmental Development and is a former Director of the Woolwich Building Society and Yale and Valor plc.

8. Sir Brian Shaw [A,AA,R]
Non-Executive Director (67)
Sir Brian Shaw became a Non-Executive Director of Centrica plc in September 1999 following the acquisition of the Automobile Association, of which Sir Brian was Non-Executive Chairman from 1995 to 1999. He is Chairman of the Port of London Authority, a Director of Henderson plc and Andrew Weir and Company. He is a former Chairman of Furness Withy and of ANZ Grindlays Bank and a former Director of Enterprise Oil. Sir Brian is an Elder Brother of Trinity House and a Bencher of Gray's Inn.

9. Peter Wood CBE [A,C,R]
Non-Executive Director (53)
Peter Wood is Vice Chairman of Direct Response Corporation and Homesite Insurance Corporation – auto and homeowners insurance companies in the US. He was founder and former Chairman of Direct Line and a member of the Board of The Royal Bank of Scotland Group plc until June 1997. He is a Non-Executive Director of the Economist and The Underwriter Insurance Company Limited. Peter Wood resigned from the Centrica Board on 21 February 2000.

10. Roger Wood [AA,C,E]
Managing Director Home & Road Services (57)
Roger Wood joined British Gas plc in April 1996. From 1993 to 1996 he was Director General of Matra Marconi Space NV. Previously he was Managing Director of STC Telecommunications and Group Vice President of Northern Telecom Limited. Prior to 1988 he was UK Director at ICL.

Key
Membership of committees:
- A Audit Committee
- AA AA Motoring Policy Committee
- C Customer Service Committee
- E Executive Committee
- F Financial and Risk Management Committee
- N Nominations Committee
- R Remuneration Committee


1
2
3
4
5
6
7
8
9
10

CORPORATE GOVERNANCE

The Company has considered the principles and provisions of the Combined Code: Principles of Good Governance and the Code of Best Practice ('the Code'). The Turnbull guidelines set out in the document 'Guidance for Directors on the Combined Code' have also been reviewed and are covered under the section headed 'Internal Control' set out below.

The Board

The Company is headed by an effective Board of Directors which leads and controls the Company overall. It meets regularly and there is a schedule of matters that require its approval. The Board has delegated authority to a number of committees which deal with specific aspects of the management of the Company. These committees have specific terms of reference and meet on a regular basis. These committees are the Audit, Remuneration, Nominations, Executive, Customer Service, Financial and Risk Management and AA Motoring Policy committees. Membership of the committees is shown on page 17.

Directors receive timely and accurate information that enables them to carry out their role effectively. A procedure is in place to enable all Directors to obtain independent professional advice in respect of their duties. They also have access to the advice and services of the Company Secretary.

The Board supports and complies with the principle of separating the roles of Chairman and Chief Executive. There is a balance between Non-Executive Directors and Executive Directors on the Board (see page 17 for the Directors' names and biographical details). Francis MacKay is the lead independent Director.

Directors' Remuneration

Details of how the Company applies the principles of the Code in respect of Directors' remuneration are set out in the Remuneration Report on pages 20 to 24.

Relations with Shareholders

The Company has a programme of regular meetings with its major institutional shareholders that provide an opportunity to discuss the progress of the business.

The Board believes that the Annual General Meeting presents a useful opportunity to communicate with private shareholders, many of whom are also customers.

Accountability and Audit

The Board seeks to present a balanced and understandable assessment of the Company's position and prospects through the Report and Accounts and other price sensitive public reports including those made to regulators.

The Audit Committee, which is made up entirely of independent Non-Executive Directors (membership is shown on page 17), meets four times a year. This Committee is chaired by Francis MacKay.

Internal Control

The Directors are responsible for the Group's system of internal control which aims to safeguard the Group's assets, to ensure that proper accounting records are maintained, to ensure compliance with statutory and regulatory requirements and the effectiveness and efficiency of operations. A system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable, not absolute assurance particularly against mis-statement or loss.

Identification, Assessment and Management of Risks — The management of risk rests ultimately with the Board. The Board, directly or through its committees, sets, where appropriate, objectives, performance targets and policies for the management of the key risks facing the Group. These risks include strategic planning, acquisitions, investments, expenditure control, treasury, trading and customer service. The Financial and Risk Management Committee, established by the Board, manages specific corporate financial risks such as exposure to counterparties and also commodity price and interest rate fluctuations. The Customer Service Committee reviews and monitors the risks the Group faces in the provision of service to customers.

Across the Group, each business has a Risk Management Committee which seeks to identify, evaluate and advise on the operational risks.

The Board believes that there is an ongoing process for identifying, assessing and managing all significant risks facing the Company at both Group and business unit level. This process has been in place throughout the year ended 31 December 1999 and up to the date of approval of the Report and Accounts. The Board reviews the risk management process primarily through the Audit Committee. It believes that, overall, the Group, with the current exception of the AA (see the Board's Review of Internal Control on page 19), complies with the guidance set out in the Turnbull Committee report 'Internal Control: Guidance for Directors on the Combined Code'.

The Board's Review of Internal Control — The Audit Committee receives and considers an annual report from the Head of Internal Audit on significant inherent risks to the Group. A co-ordinated annual programme of control self assessment and internal audit is then agreed to review the effectiveness of the Group's system of internal control and mitigate all the main risks including financial, operational and compliance risks. The results of these reviews, including any associated remedial work required, are reported to the Audit Committee on a quarterly basis. In the year end report, which is updated to reflect the latest position, key risks are shown with their corresponding control assessment. This allows the Board, advised by the Audit Committee, to review the effectiveness of internal control within the Group.

In September 1999 Centrica acquired the AA. Prior to the acquisition, the AA had an established system of internal control. By the end of March 2000, the process of control assurance across the AA will be replaced by the one operated in the rest of the Group.

Going Concern

After making enquiries, the Board has a reasonable expectation that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason we continue to adopt the going concern basis in preparing the financial statements which are shown on pages 30 to 32.

The Code

Throughout the period the Company has complied with the provisions in Section 1 of the Code.

REMUNERATION REPORT

Composition and Role of the Remuneration Committee

The Board has a Remuneration Committee, which consists entirely of independent Non-Executive Directors, chaired by Patricia Mann. The other members of the Committee in 1999 were Sir Sydney Lipworth, Francis MacKay, Sir Michael Perry, Sir Brian Shaw and Peter Wood. Bill Cockburn was also a member of the Committee until 24 September 1999, the date of his resignation from the Board.

The Committee makes recommendations to the Board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The Committee is also responsible for the implementation of remuneration policy and determining specific remuneration packages for each of the Executive Directors. To assist in reaching its decisions, the Committee has access to survey information and advice provided by external consultants and by the Group's Director of Human Resources.

The Board has considered the principles and provisions of the Combined Code: Principles of Good Governance and the Code of Best Practice ('the Code') and this report explains how the Company has applied the principles in the Code which relate to Directors' remuneration.

Framework and Policy on Executive Directors' Remuneration

The Committee aims to ensure that the Remuneration Policy rewards Executive Directors and senior employees within the Group competitively, taking into account the Company's performance, the markets in which the Group operates, and pay and conditions elsewhere in the Group.

Implementation of Policy

In constructing the remuneration packages the emphasis is on linking reward to both short-term and long-term performance objectives and accordingly a significant proportion of the remuneration package is performance related. In agreeing the level of base salaries and the annual performance bonus scheme, the Company takes into consideration the total remuneration available to executives and retains a discretion to vary individual elements of the remuneration package. The main components of remuneration for Executive Directors are set out below.

Base Salary

The Committee seeks to establish a basic salary for each Executive Director based on individual performance and external market data from independent sources, in particular salary levels for similar positions in companies in a comparator group drawn from FTSE 100 companies. Base salaries are reviewed annually.

Annual Performance Bonus

To recognise performance against agreed objectives, the Committee has approved an annual bonus scheme for Executive Directors similar to that applying to other senior executives in the Group. Bonus payments earned by Executive Directors are determined by actual achievement against demanding individual, business and corporate objectives. If all objectives are achieved in full, the scheme provides for a maximum bonus payment of 50% of base salary.

Bonus objectives and targets are approved annually by the Committee and in this particular year related to financial (17.5%), customer satisfaction (17.5%) and personal performance (15%). For Executive Directors with business unit responsibilities, the scheme is structured to reflect the performance of their business unit as well as that of the Company.

At present, and in common with other senior executives in the Group, any annual performance bonus payment made to Executive Directors, other than the Chief Executive, is pensionable. Since February 1997, however, such pensionability has been restricted in the case of Executive Directors to no more than 20% of base salary.

The Committee has agreed that pensionability of bonuses for Executive Directors will continue to be phased out but in recognition of existing contractual rights this will take place over a period of time. Therefore the Committee has agreed that the present arrangement will continue for current Executive Directors until their next change of responsibilities within the Company, from which time none of any annual performance bonus earned will be pensionable. In the case of new appointments to the Board bonuses will not be pensionable.

Long Term Incentive Scheme

The Company operates a long term incentive scheme under which notional allocations of shares are made annually to Executive Directors and other senior executives. These awards of shares are subject to challenging performance conditions linked to the Company's total shareholder return relative to the returns of its FTSE 100 comparator group.

Under normal circumstances, the shares will not be released to the participant for at least five years: that is, a performance period of either three or four years, followed by a retention period of two years. This ensures that executives have a long-term interest in the Company's performance. Shares to satisfy the notional allocations are bought by the Company in the market at the time of allocation or as soon as possible thereafter.

The number of shares eventually released to the participant depends on the Company's total shareholder return over the entire performance period relative to the companies comprising the FTSE 100 at the start of the performance period (the 'LTIS Comparator Group'). The maximum annual allocation of shares, representing 100% of salary for Executive Directors, would only vest if the Company's total shareholder return over the performance period is ranked in 25th position or above in the LTIS Comparator Group. No shares will vest if the total shareholder return over the performance period is ranked below 50th position in the LTIS Comparator Group.

The annual notional allocation of shares was made to Executive Directors and senior executives in October 1999. Details of the maximum number of shares which could be transferred to individual Executive Directors under the terms of the scheme are given on page 23.

Other Employment Benefits – In common with certain other senior management, Executive Directors are entitled to a range of benefits, including a company car, private medical insurance and a financial counselling scheme. They are also eligible, on the same basis as other employees, to participate in the Company's Sharesave and Profit Sharing schemes.

Service Contracts – In February 1999, Executive Directors agreed, without compensation, that their notice periods would reduce from two years to one, with effect from 2001. All Executive Directors currently have service contracts which are terminable by either party serving two years' notice, subject to the principle of mitigation. Non-Executive Directors do not have service contracts.

In the case of new external appointments to the Board, the Committee wishes to retain a level of flexibility in order to attract and retain suitable candidates. It therefore reserves the right to offer contracts which contain an initial notice period in excess of one year, provided that after the first such notice period the notice reduces to one year.

External appointments to widen the experience of Executive Directors

It is the Company's policy to allow each Executive Director to accept one external appointment as a non-executive director of another company. The Board retains a discretion to vary this policy. Fees are normally retained by the individual Director. Details of individual Directors' external appointments are given in their biographies on page 17.

Non-Executive Directors

Non-Executive Directors joining the Board are appointed for a period of three years, subject to review thereafter. They are subject to reappointment at the Company's Annual General Meeting in accordance with the Company's Articles of Association.

Non-Executive Directors' fees are determined by the Board as a whole, on the recommendation of the Executive Committee based on market information received from independent consultants. The Non-Executive Directors, including the Chairman, do not participate in any of the Company's share schemes, incentive plans or pension schemes. In addition to his duties as a Non-Executive Director, Sir Brian Shaw was also paid for consultancy services to the AA Motoring Policy Unit.

Compliance with the Code

During the year the Company complied with the provisions of Section 1 of the Code which relate to Directors' remuneration.

Re-election of Directors

The Company's Articles of Association require any Director who has been appointed since the last Annual General Meeting to stand for reappointment at the next Annual General Meeting. Sir Brian Shaw was appointed to the Board of Centrica plc on 23 September 1999 and will therefore stand for reappointment at the Annual General Meeting. As a Non-Executive Director, Sir Brian does not have a service contract.

The Company's Articles of Association also require a proportion of the Board to retire at each Annual General Meeting. At this year's meeting, Sir Michael Perry and Roy Gardner will retire by rotation and their reappointment will be proposed. As a Non-Executive Director, Sir Michael Perry does not hold a service contract. As an Executive Director Roy Gardner has a service contract, see above.

Directors' emoluments

	Base Salary/Fees £000	Annual performance bonus (i) £000	Benefits (ii) £000	**Total emoluments excluding pensions 1999 £000**	Total emoluments excluding pension 1998 (vi) £000
Executive Directors					
M R Alexander	225	112	19	**356**	292
M S Clare	237	118	18	**373**	294
R A Gardner	430	211	33	**674**	543
R N B Wood	243	100	19	**362**	321
	1 135	541	89	**1 765**	1 450
Non-Executive Directors					
W Cockburn (iii)	19	–	–	**19**	25
Sir Sydney Lipworth (iv)	20	–	–	**20**	–
F H MacKay	25	–	–	**25**	25
P K R Mann	25	–	–	**25**	25
Sir Michael Perry	150	–	–	**150**	150
Sir Brian Shaw (v)	12	–	–	**12**	–
P J Wood	25	–	–	**25**	25
	276	–	–	**276**	250
Total emoluments	1 411	541	89	**2 041**	1 700

(i) The Committee retains the right to vary the annual performance bonus payments.
(ii) Benefits incorporate all assessable tax benefits arising from employment by the Company, which relate in the main to the provision of a company car.
(iii) W Cockburn resigned from the Board on 24 September 1999.
(iv) Sir Sydney Lipworth was appointed to the Board on 12 March 1999.
(v) Sir Brian Shaw was appointed to the Board on 23 September 1999. The figure above includes fees of £5,000 in respect of consultancy services to the AA Motoring Policy Unit.
(vi) The total emoluments shown above are in respect of Directors serving during 1999. In 1998, £244,000 was also paid to an Executive Director who served throughout 1998.

Directors' Pensions

The following information relates to the pension arrangements provided for the Executive Directors who are all members of the Centrica Staff Pension Scheme.

The Staff Scheme is a funded, Inland Revenue approved, final salary occupational pension scheme. Its main features are:

1) a normal retirement age of 65;
2) right to retirement at age 60 without reduction to a member's accrued pension;
3) right to an immediate unreduced pension on leaving service on reorganisation or for redundancy after age 50;
4) right to a pension in the event of retirement due to ill health;
5) pensions normally accrue at the rate of 1/60th of pensionable earnings for each year of pensionable service;
6) life assurance cover of four times pensionable salary;
7) spouse's pension on death in service payable at the rate of two thirds of the member's prospective pension; on death after retirement, two thirds of accrued pension. Children's pensions are also payable;
8) members' contributions payable at the rate of 4% of pensionable earnings;
9) pensions in payment and in deferment guaranteed to increase in line with the increase in the Retail Prices Index; and
10) there are no discretionary practices which are taken into account in calculating transfer values.

All benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings 'cap', benefits are increased to the level that would otherwise have been paid and are provided via the Centrica Unapproved Pension Scheme. This Scheme is unfunded but the benefits are secured by a charge over Centrica's assets to give security equivalent to the pensions provided to other employees. An appropriate provision in respect of their accrued value has been made in the Company's balance sheet.

Pension benefits earned by Directors

	Age at 31 December 1999	Pensionable service at 31 December 1999 Years	Directors' contributions paid during 1999 (i) £	Increase in accrued pension during 1999 (ii) £ pa	Accrued annual pension at 31 December 1999 (iii) £ pa
M R Alexander (iv),(vi)	52	21 9/12	10 572	15 400	99 900
M S Clare (vi)	42	5 10/12	11 094	8 800	31 500
R A Gardner (v)	54	5 1/12	13 477	20 100	73 500
R N B Wood (v)	57	3 9/12	11 424	11 700	35 700

(i) Contributions were paid in the year by the Directors under the terms of the Scheme up to the maximum rate of 15% of the earnings 'cap'.
(ii) The increase in accrued pension during the year excludes any increase for inflation and any pension in relation to Additional Voluntary Contributions paid by members.
(iii) Accrued pension is that which would be paid annually on retirement at age 65, based on service to 31 December 1999.
(iv) The pensionable service shown for M R Alexander includes a service credit in relation to a transfer value from a previous employer's pension scheme.
(v) The pensions for R A Gardner and R N B Wood accrue at the rate of 3.33% of pensionable salary per year of service.
(vi) With effect from 1 January 1998, the pensions for M R Alexander and M S Clare accrue at rates of 2.26% and 2.28% of pensionable salary respectively, for each year of pensionable service. Pensions in relation to service prior to 1 January will continue to accrue at the rate of 1.67% of pensionable salary.

Directors' interests in shares

The Directors' beneficial interests in ordinary shares in the Company (which include those of their families) and Executive Directors' interests in the Long Term Incentive Scheme are shown below:

	Beneficial interests – Ordinary shares (i)		Long Term Incentive Scheme – Notional allocations			
Directors as at 31 December 1999	**As at 31 December 1999**	As at 31 December 1998 (ii)	**As at 31 December 1999 (iii)**	Notional allocations made in 1999 (iv)	Lapsed in 1999 (v)	As at 31 December 1998
M R Alexander	**27 373**	30 000	**808 466**	142 415	108 695	774 746
M S Clare	**23 955**	25 855	**821 161**	151 703	46 465	715 923
R A Gardner	**140 985**	125 863	**1 476 199**	272 446	367 341	1 571 094
R N B Wood	**54 721**	50 384	**884 146**	154 799	–	729 347
Sir Sydney Lipworth	**18 000**	20 000	**–**	–	–	–
F H MacKay	**9 000**	–	**–**	–	–	–
P K R Mann	**2 142**	2 820	**–**	–	–	–
Sir Michael Perry	**900**	1 000	**–**	–	–	–
Sir Brian Shaw	**–**	–	**–**	–	–	–
P J Wood	**180 000**	–	**–**	–	–	–

Ordinary Shares
(i) Interests shown are beneficial interests in the ordinary share capital of the Company. The ordinary share capital of the Company was consolidated on 10 May 1999 on the basis of nine new ordinary shares for every ten ordinary shares held on 7 May 1999. The beneficial interests of each Executive Director include 721 shares appropriated under the terms of the Centrica Profit Sharing Scheme. For details of the operation of this Scheme see page 46.
(ii) Beneficial interests are shown as at 31 December 1998, or subsequent date of appointment of the Director.
Long Term Incentive Scheme
(iii) Figures given represent the maximum award possible if all performance criteria are met at the end of the three or four year performance period and would not be made until the expiry of the retention period (a further two years). Details of the performance criteria are given on pages 20 to 21.
(iv) Notional allocations of shares were made on 7 October 1999 under the Company's Long Term Incentive Scheme at a base price of £1.2886.
(v) On 24 November 1999, the awards made prior to demerger under the British Gas Long Term Incentive Scheme, lapsed. These awards were subject to a total shareholder return performance condition requiring the Company to rank in 50th position or above in the LTIS Comparator Group over the performance period. The four-year performance period covering both pre and post demerger trading ended on 30 September 1999 and the Company ranked in 58th position.

None of the Directors had any non-beneficial interests in shares.

At no time during the year or at the end of the financial year did the Directors or their families have any beneficial interests in the share capital of any of the Company's subsidiary or associated undertakings. There have been no changes in the interests of the Directors in the share capital of the Company between 1 January 2000 and 6 March 2000.

Directors' interests in share options

Full details of the options over Centrica plc shares held by Executive Directors who served during the year and any movements in those options over the year are shown below.

	Options held as at 31 December 1998	Options granted during year	Options exercised during year	**Options held as at 31 December 1999**	Exercise Price £	Date from which exercisable	Expiry date
M R Alexander							
Executive Share Option Scheme(i)	86 145	–	–	**86 145**	0.90266	Oct 1996	Oct 2003
Sharesave Scheme(ii)	7 435	–	–	**7 435**	0.46400	Jun 2002	Nov 2002
	14 967	–	–	**14 967**	0.92200	Jun 2003	Nov 2003
	108 547	–	–	**108 547**			
M S Clare							
Executive Share Option Scheme(i)	177 645	–	–	**177 645**	0.81060	Oct 1997	Oct 2004
Sharesave Scheme(ii)	37 176	–	–	**37 176**	0.46400	Jun 2002	Nov 2002
	214 821	–	–	**214 821**			
R A Gardner							
Executive Share Option Scheme(i)	1 336 446	–	–	**1 336 446**	0.81889	Nov 1997	Nov 2004
Sharesave Scheme(ii)	37 176	–	–	**37 176**	0.46400	Jun 2002	Nov 2002
	1 373 622	–	–	**1 373 622**			
R N B Wood							
Sharesave Scheme(ii)	37 176	–	–	**37 176**	0.46400	Jun 2002	Nov 2002
	37 176	–	–	**37 176**			

Executive Share Option Scheme

(i) Options granted to Company employees under the British Gas plc Executive Share Option Scheme were cancelled and replaced by non-Inland Revenue approved options to acquire Centrica shares at demerger. The replacement options were granted on the same terms as British Gas Executive Share Options, with the same exercise date and aggregate exercise price per share, and the number of shares placed under option was adjusted to take account of the demerger.
No further options have been or will be granted under this Scheme.

Sharesave Scheme

(ii) The Company operates an all-employee savings-related share option scheme, the Sharesave Scheme. The Scheme is designed to provide a long-term savings and investment opportunity for employees and is described in note 20 on page 46.

No options lapsed during the year.

The closing price of a Centrica ordinary share on the last trading day of 1999 (30 December) was 175.5 pence. The range during the year was 191 pence (high) and 108 pence (low).

6 March 2000

DIRECTORS' REPORT

The Directors present their report and audited Group accounts of Centrica plc for the year ended 31 December 1999.

Principal activities

The principal activities of the Group for the financial year ended 31 December 1999 were the provision of gas, electricity and energy-related products and services to homes and businesses in Great Britain and the provision of financial services under the British Gas and Goldfish brands. In September the Group acquired the Automobile Association and as a result the provision of motoring assistance and other motoring services to AA members and the provision of AA branded financial services products also became principal activities of the Group.

Business review

The Chairman's Statement, the Chief Executive's Summary and the Operating Review comprise pages 1 to 12 and report on the activities of the Group during the year, recent events and any likely future business developments.

Financial results

The financial results of the Group are discussed in the Financial Review on pages 13 to 16 of this report.

Major acquisitions

Following the approval by its members, the Group completed the acquisition of the Automobile Association on 23 September 1999 for a consideration of £1.1 billion. Details of the acquisition are set out in note 13 on page 43.

Dividends

An interim dividend of 1 penny per ordinary share was paid on 7 December 1999. The Directors recommend that, subject to approval at the Annual General Meeting on 8 May 2000, a final dividend of 1.5 pence per ordinary share be paid on 21 June 2000 to those shareholders registered on 2 May 2000. This makes a total dividend for the year of 2.5 pence per share. In addition, a special dividend was paid, see 'Share capital consolidation' below.

Share capital consolidation

Following approval by shareholders at an Extraordinary General Meeting on 10 May 1999, the ordinary share capital of the Company was consolidated on the basis of nine new ordinary shares of $5\frac{5}{9}$ pence for every ten ordinary shares of 5 pence held on 7 May 1999. The consolidation was linked to the payment of a special dividend of 12 pence per ordinary share on 23 June 1999.

Related party transactions

Details of related party transactions are set out in note 26 on page 53.

Creditor payment policy

The Group aims to pay all of its creditors promptly. Special contractual terms apply for gas supplies. For all other trade creditors, it is the Company's policy to:

- agree the terms of payment at the commencement of business with that supplier;
- ensure that suppliers are aware of the terms of payment; and
- pay in accordance with contractual and other legal obligations.

The number of days' purchases outstanding as at 31 December 1999 is calculated at 36 days (1998 31 days) for the Group and 19 days (1998 45 days) for the Company.

Research and development

Research and development is undertaken by individual businesses to develop new products and services, improve customer service techniques and enhance gas and oil production processes. In 1999 £0.4 million (1998 £0.6 million) was charged to the profit and loss account.

Employment policies

The Group employed an average of 19,600 people during 1999. All were employed in the United Kingdom with the exception of 68 people in the Republic of Ireland. The Group is committed to pursuing an active Equal Opportunities Policy covering recruitment and selection, training and development, appraisal and promotion. The Group recognises the diversity of its employees, its customers and the community at large and seeks to use employees' talents and abilities to the full. This approach extends to the fair treatment of people with disabilities, in relation to their recruitment, training and development. Full consideration is given to the retention of staff who become disabled during employment.

Centrica continues to support the Government's New Deal for people with disabilities, the aim of which is to recruit unemployed disabled people and carers into the Group's Manchester-based operations. This approach has been recognised through a Business in the Community Excellence Award. Centrica is extending this approach to other operations within the Group. Centrica's experience is being shared with other UK employers through its membership of the Employers' Forum on Disability.

The executive workshops developed in 1998 to enable the Group's executives to deliver Centrica's strategy have been extended to cover an additional 200 staff and will involve others during 2000.

The Group continues to support Investors in People and a number of operating units achieved accreditation during the year.

Employee communications

The Group is committed to effective communications, which it maintains through formal and informal briefings, company magazines, videos, audio tapes and electronic media. Formal communications with trades unions take place through regular meetings between representatives from the Company and trades unions. The Group has procedures for the timely and accurate communication of financial results and other significant business issues to its employees. The Group initiated its first company-wide employee satisfaction survey during 1999, the views from which will be actioned during 2000, when another follow-up survey will be run.

Employee share schemes

Sharesave Scheme

Employees are strongly encouraged to become shareholders in the Company and on 18 October 1999 7,075 staff were in aggregate granted 17,119,582 options to purchase shares in the Company under the Centrica Sharesave Scheme at an option price of 127.8 pence per share. Eligible employees will be offered another opportunity to participate in the Centrica Sharesave Scheme in April 2000.

Profit Sharing Scheme

In 1999 the Company made a second appropriation of shares under the Centrica Profit Sharing Scheme. 13,524 full-time employees were each awarded 376 shares and 1,738 part-time employees were each awarded 251 shares. A further appropriation of shares will be made in 2000, see note 20 on page 46. All eligible employees will again receive an equal number of shares, which will be held in trust for a period of three years.

Political and charitable donations

A full description of the Group's involvement in the community appears on page 11. Charitable donations in the UK during the year amounted to £2.9 million (1998 £1.85 million). No donations were made for political purposes.

Share capital

The Company's authorised share capital as at 31 December 1999, together with details of shares issued during the year, is set out in note 20 on pages 46 and 47.

Substantial shareholdings

As at 6 March 2000, the Company had received notifications from the Prudential plc that it had a material interest in 144,162,303 ordinary shares and from Mercury Asset Management Group that it had a total interest in 445,037,548 ordinary shares which represents 3.6% and 11.1% respectively of the Company's issued share capital.

Directors

The present Directors of the Company are listed, together with their biographies, on page 17. Sir Sydney Lipworth and Sir Brian Shaw were appointed as Non-Executive Directors on 12 March 1999 and 23 September 1999 respectively and Bill Cockburn resigned as a Non-Executive Director on 24 September 1999. All other Directors served throughout the year. On 21 February 2000, Peter Wood resigned as a Non-Executive Director.

Full details of the Directors' contracts, emoluments and share interests can be found in the Remuneration Report on pages 20 to 24.

The Company's Articles of Association require any Director who has been appointed since the last Annual General Meeting to stand for reappointment at the next Annual General Meeting. Sir Brian Shaw will therefore stand for reappointment. Sir Michael Perry and Roy Gardner retire by rotation at the forthcoming Annual General Meeting and will be proposed for re-election in accordance with the Articles of Association.

Auditors

PricewaterhouseCoopers have expressed their willingness to be reappointed as auditors of the Company. A resolution to reappoint them as the Company's auditors and authorise the Directors to settle their remuneration will be proposed at the Annual General Meeting.

Annual General Meeting resolutions

The resolutions to be proposed at the Annual General Meeting to be held on 8 May 2000, together with explanatory notes, appear in the separate Notice of Annual General Meeting enclosed with this Annual Report. The Directors are authorised by the shareholders to purchase the Company's own shares, within certain limits and as permitted by the Articles of Association. Although no such purchases have been made, the Directors will seek to renew the authority at the Annual General Meeting.

The Company is proposing amendments to the Articles of Association. An explanation of these amendments is provided in the explanatory notes of the Notice of Annual General Meeting.

By order of the Board



Grant Dawson
Company Secretary

6 March 2000

Registered Office:
Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Company registered in England No: 3033654

STATEMENT OF DIRECTORS' RESPONSIBILITIES FOR PREPARING THE FINANCIAL STATEMENTS

The Directors are required by the Companies Act 1985 to prepare financial statements for each year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that in preparing the financial statements on pages 30 to 56, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

REPORT OF THE AUDITORS TO THE MEMBERS OF CENTRICA plc

We have audited the financial statements on pages 30 to 56 which have been prepared under the historical cost convention and the accounting policies set out on pages 33 and 34.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described on page 28, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on pages 18 and 19 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the London Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 1999 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6NN

6 March 2000

Group profit and loss account for the year ended 31 December

		1999				1998		
		Underlying business performance						
	Notes	Before goodwill amortisation £m	Goodwill amortisation £m	Exceptional charges £m	Results for the year £m	Underlying business performance as restated (i) (ii) £m	Exceptional charges £m	Results for the year as restated (ii) £m
Turnover:								
Continuing operations before acquisitions		**6 975**	**–**	**–**	**6 975**	7 312	–	7 312
Acquisitions		**159**	**–**	**–**	**159**	–	–	–
Continuing operations		**7 134**	**–**	**–**	**7 134**	7 312	–	7 312
Discontinued operations		**83**	**–**	**–**	**83**	169	–	169
Share of joint ventures' turnover		**56**	**–**	**–**	**56**	38	–	38
Group and share of joint ventures' turnover		**7 273**	**–**	**–**	**7 273**	7 519	–	7 519
Less share of joint ventures' turnover		**(56)**	**–**	**–**	**(56)**	(38)	–	(38)
Group turnover	3	**7 217**	**–**	**–**	**7 217**	7 481	–	7 481
Cost of sales	4	**(5 540)**	**–**	**(30)**	**(5 570)**	(6 212)	(63)	(6 275)
Gross profit/(loss)		**1 677**	**–**	**(30)**	**1 647**	1 269	(63)	1 206
Operating costs	4	**(1 249)**	**(13)**	**(46)**	**(1 308)**	(1 055)	(22)	(1 077)
Group operating profit/(loss):								
Continuing operations before acquisitions		**455**	**(1)**	**(59)**	**395**	245	(83)	162
Acquisitions		**(2)**	**(12)**	**(16)**	**(30)**	–	–	–
Continuing operations		**453**	**(13)**	**(75)**	**365**	245	(83)	162
Discontinued operations		**(25)**	**–**	**(1)**	**(26)**	(31)	(2)	(33)
	3	**428**	**(13)**	**(76)**	**339**	214	(85)	129
Share of operating profit/(loss) in joint ventures and associates:								
Continuing operations before acquisitions		**5**	**–**	**–**	**5**	(1)	–	(1)
Acquisitions		**(9)**	**–**	**–**	**(9)**	–	–	–
Continuing operations	3	**(4)**	**–**	**–**	**(4)**	(1)	–	(1)
Loss on closure of discontinued operations	4	**–**	**–**	**(60)**	**(60)**	–	–	–
Profit/(loss) on ordinary activities before net interest:								
Continuing operations before acquisitions		**460**	**(1)**	**(59)**	**400**	244	(83)	161
Acquisitions		**(11)**	**(12)**	**(16)**	**(39)**	–	–	–
Continuing operations		**449**	**(13)**	**(75)**	**361**	244	(83)	161
Discontinued operations		**(25)**	**–**	**(61)**	**(86)**	(31)	(2)	(33)
		424	**(13)**	**(136)**	**275**	213	(85)	128
Net interest	6	**(7)**	**–**	**–**	**(7)**	39	–	39
Profit/(loss) on ordinary activities before taxation		**417**	**(13)**	**(136)**	**268**	252	(85)	167
Tax on profit/(loss) on ordinary activities	7	**(86)**	**–**	**–**	**(86)**	(76)	–	(76)
Profit/(loss) on ordinary activities after taxation for the financial year		**331**	**(13)**	**(136)**	**182**	176	(85)	91
Dividends	8				**(100)**			(530)
Transfer to/(from) reserves	21				**82**			(439)
					Pence			Pence
Earnings per ordinary share – basic	9				**4.3**			2.1
– diluted	9				**4.3**			2.0
– adjusted	9				**7.9**			4.0

(i) Goodwill amortisation charges in 1998 were not material.
(ii) The comparative information for 1998 has been restated as set out in note 2 on page 35.

The notes on pages 33 to 56 form part of these financial statements.

Balance sheets as at 31 December

	Notes	Group 1999 £m	Group 1998 as restated (i) £m	Company 1999 £m	Company 1998 £m
Fixed assets					
Intangible assets	10	**992**	10	**–**	–
Tangible assets	11	**1 885**	1 904	**2**	1
Investments	12				
Joint ventures:					
Share of gross assets		**208**	18	**–**	–
Share of gross liabilities		**(241)**	(39)	**–**	–
Subsidiary undertakings		**–**	–	**222**	222
Other investments		**61**	54	**32**	22
		28	33	**254**	244
		2 905	1 947	**256**	245
Current assets					
Stocks	14	**84**	127	**–**	–
Debtors (amounts falling due within one year)	15	**1 284**	1 410	**1 480**	2 007
Debtors (amounts falling due after more than one year)	15	**120**	173	**173**	155
		1 404	1 583	**1 653**	2 162
Investments	16	**289**	341	**20**	323
Cash at bank and in hand		**15**	33	**3**	1
		1 792	2 084	**1 676**	2 486
Creditors (amounts falling due within one year)					
Borrowings	17	**(278)**	(60)	**(199)**	(24)
Other creditors	18	**(1 860)**	(1 603)	**(793)**	(1 978)
		(2 138)	(1 663)	**(992)**	(2 002)
Net current (liabilities)/assets		**(346)**	421	**684**	484
Total assets less current liabilities		**2 559**	2 368	**940**	729
Creditors (amounts falling due after more than one year)					
Borrowings	17	**(153)**	(91)	**–**	–
Other creditors	18	**(25)**	(78)	**(205)**	–
		(178)	(169)	**(205)**	–
Provisions for liabilities and charges	19	**(1 414)**	(1 314)	**(21)**	(12)
Net assets	3	**967**	885	**714**	717
Capital and reserves – equity interests					
Called up share capital	20	**222**	222	**222**	222
Share premium account	21	**3**	2	**3**	2
Merger reserve	21	**467**	467	**–**	–
Profit and loss account	21	**275**	194	**489**	493
Shareholders' funds	22	**967**	885	**714**	717

(i) The comparative information for 1998 has been restated as set out in note 2 on page 35.

The financial statements on pages 30 to 56 were approved by the Board of Directors on 6 March 2000 and were signed on its behalf by:

Sir Michael Perry CBE
Chairman

Mark Clare
Finance Director

The notes on pages 33 to 56 form part of these financial statements.

Group cash flow statement for the year ended 31 December

	Notes	1999 £m	1998 £m
Operating activities			
Cash inflow from operating activities before exceptional payments	24a	**1 453**	870
Payments relating to exceptional charges	24a	**(135)**	(211)
Cash inflow from operating activities after exceptional payments	24a	**1 318**	659
Dividends received from joint ventures and associates		**11**	1
Returns on investments and servicing of finance	24b	**19**	58
Taxation paid	24c	**(163)**	(215)
Capital expenditure and financial investment	24d	**(143)**	(70)
Acquisitions	24e	**(1 162)**	(101)
Equity dividends paid		**(570)**	–
Cash (outflow)/inflow before use of liquid resources and financing		**(690)**	332
Management of liquid resources	24f	**392**	(285)
Financing	24g	**248**	(42)
Net (decrease)/increase in cash for the year		**(50)**	5

Reconciliation of net cash flow to movement in debt, net of cash and money market investments for the year ended 31 December

	Notes	1999 £m	1998 £m
Net (decrease)/increase in cash for the year		**(50)**	5
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing		**(248)**	44
Cash (inflow)/outflow from (decrease)/increase in liquid resources		**(392)**	285
Change in cash and money market investments, net of debt, resulting from cash flows		**(690)**	334
New finance lease obligations		**–**	(7)
Current asset investments acquired	13	**340**	–
Loans acquired		**–**	(139)
Debt issued on acquisition		**–**	(6)
Movement in cash and money market investments, net of debt		**(350)**	182
Cash and money market investments, net of debt, as at 1 January	24h	**223**	41
Debt, net of cash and money market investments, as at 31 December	24h	**(127)**	223

Group statement of total recognised gains and losses for the year ended 31 December

	Notes	1999 £m	1998 as restated (i) £m
Profit for the financial year and total recognised gains relating to the year		**182**	91
Prior year adjustment	2	**13**	
Total gains recognised since last annual report		**195**	

(i) The comparative information for 1998 has been restated as set out in note 2 on page 35.

The notes on pages 33 to 56 form part of these financial statements.

1 Principal accounting policies

Accounting principles

The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention.

Basis of preparation

The Group accounts comprise a consolidation of the accounts of the Company and all of its subsidiary undertakings and incorporate the results of its share of all joint ventures and associates.

Turnover

Turnover includes the value of energy supplied and reflects an assessment of supplies to customers between the date of the last meter reading and the period end ('unread'). Unread gas and electricity is estimated for each individual customer.

Petroleum revenue tax

Provision is made on a unit of production basis for petroleum revenue tax expected to arise in the foreseeable future and is included within cost of sales. Changes in estimates are dealt with prospectively.

Long term incentive schemes

The cost of potential share awards under the Group's long term incentive schemes is charged to the profit and loss account over the period to which the performance criteria of each allocation relates.

Research and development expenditure

Research and development expenditure is charged to the profit and loss account as incurred.

Intangible fixed assets

Goodwill arising on the acquisition of a business acquired after 1 January 1998 is included in the balance sheet at cost, less accumulated amortisation. On the acquisition of a subsidiary undertaking, joint venture or associate, fair values are attributed to the assets and liabilities acquired. Goodwill, which represents the difference between the purchase consideration and the fair values of those net assets, is capitalised and amortised on a straight-line basis over a period which represents the Directors' estimate of its useful economic life. Goodwill which arose on acquisitions after 1 January 1998 is currently being amortised over a 20 year period. Goodwill which arose prior to 1998 was written off directly to the profit and loss reserve.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet at cost, less accumulated depreciation and any provisions for impairment.

Freehold land is not depreciated. Other tangible fixed assets, except exploration and production assets, are depreciated on a straight-line basis at rates sufficient to write off the cost, less estimated residual values, of individual assets over their estimated useful lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Plant	5 to 20 years
Equipment and vehicles	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life.

Exploration and production assets are depreciated from the commencement of production in the fields concerned, using the unit of production method based on the proved and probable developed reserves of those fields. Changes in these estimates are dealt with prospectively. The net carrying value of fields in production is compared on a field-by-field basis with the likely future net revenues to be derived from the estimated remaining commercial reserves. A provision is made where it is considered that recorded amounts are unlikely to be fully recovered from the net present value of future net revenues.

Leases

Assets held under finance leases are capitalised and included in tangible fixed assets at cost. The obligations relating to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred.

1 Principal accounting policies continued

Fixed asset investments

Fixed asset investments are included in the balance sheet at cost, less accumulated provisions for amortisation and any impairment.

Stocks

Stocks are valued at the lower of cost or estimated net realisable value.

'Take or Pay' contracts

Where payments are made to external suppliers under 'Take or Pay' obligations for gas not taken, they are treated as prepayments and are included within debtors.

Decommissioning costs

Provision is made for the net present cost of decommissioning gas production facilities. A corresponding tangible fixed asset is recognised in respect of the decommissioning costs, based on price levels and technology at the balance sheet date. This asset is amortised using the unit of production method, based on proved and probable developed reserves. Notional interest charges arise over time, based upon the discounted decommissioning liabilities.

Pensions

The cost of providing retirement pensions and related benefits is charged to the profit and loss account over the periods benefiting from employees' service. The difference between the charge to the profit and loss account and the contributions paid to the Pension Schemes is shown as a provision in the balance sheet. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs and the straight-line method is applied for amortising surpluses and interest.

Long-term sales contracts

Provision is made for the net present cost, using a risk-free discount rate, of any expected losses on long-term sales contracts. The provision is based on the difference between the contracted sales price and the expected weighted average cost of gas.

Deferred tax

Deferred tax, in respect of accelerated capital allowances and other timing differences, including pension provisions, is provided only to the extent that it is probable that a liability or asset will crystallise.

Financial instruments

Certain financial instruments are used by the Group to manage financial risks. Where financial instruments are used as hedges against financial risks, they are matched at their inception to the specific exposures they are designed to reduce. Gains and losses are released to the profit and loss account in the same period as the income and costs of the hedged transactions. Outstanding contracts used to hedge against trading items which themselves will be accounted for in the profits and losses of a future period, are not recognised, or are deferred when they mature and are carried forward to match against corresponding gains and losses when they occur.

The Group uses forward rate agreements to reduce exposures to movements in short-term interest rates. Gains and losses arising under these agreements are spread evenly over the duration of each forward rate agreement.

Gas futures, swaps, options and electricity contracts for difference are also undertaken in circumstances other than as a hedge against physical trades. Transaction costs are recognised at the time of the transaction. However, as the market for energy trading derivatives is not yet fully liquid, gains and losses relating to these energy derivatives are recognised in the profit and loss account when the deals are closed out.

2 Change in accounting policy

The comparative figures have been restated to fully provide for the net present cost of the decommissioning of gas production facilities. A corresponding asset has been recognised in respect of the decommissioning costs, which is subject to amortisation charges on a unit of production basis. Notional interest charges arise over time, based upon the discounted decommissioning liabilities. Previously the cost of decommissioning was being built up over the life of the fields concerned on a unit of production basis. These adjustments have been made in compliance with FRS 12 'Provisions, contingent liabilities and contingent assets'.

The effect upon current and comparative financial results and position is shown below:

For the year ended 31 December	**1999 £m**	1998 £m
Within the Group profit and loss account:		
Cost of sales	**7**	6
Net interest	**(3)**	(3)
Profit/(loss) on ordinary activities before taxation	**4**	3
Tax on profit/(loss) on ordinary activities	**(1)**	(1)
Profit/(loss) on ordinary activities after taxation for the financial year	**3**	2
Within the Group cash flow statement:		
Group operating profit	**7**	6
Depreciation and amortisation	**4**	4
Provisions	**(11)**	(10)
Cash inflow from operating activities before exceptional expenditure	**–**	–

As at 31 December	**1999 £m**	1998 £m
Within the Group balance sheet:		
Tangible fixed assets	**42**	43
Provisions for liabilities and charges	**(26)**	(30)
Profit and loss reserve	**16**	13

3 Segmental analysis

The segmental analysis has been amended to reflect more appropriately, in the opinion of the Directors, how the Group's activities are now managed. Energy Supply represents the production and supply of gas and supply of electricity to domestic, business and wholesale customers. Home Services' main activity is the service and installation of gas heating systems. Road Services comprises roadside assistance and other related services, whilst Financial Services' activities cover the provision of insurance and other financial products. Other Activities comprise a range of development activities. 'Financial Services – continuing operations' was previously classified within 'Other Activities'. Within turnover £117 million (1998 £13 million) related to exports outside of the United Kingdom. £2 million of turnover (1998 £nil) arose outside of the United Kingdom and £2 million of net assets (1998 £nil) were located outside the United Kingdom. The results of operations outside of the United Kingdom in 1998 and 1999 were not material.

		Turnover		Operating profit/(loss) before exceptional charges and amortisation of goodwill		Operating profit/(loss) after exceptional charges and amortisation of goodwill		Net assets/(liabilities)	
		1999 £m	1998 £m	**1999 £m**	1998 as restated (iv) £m	**1999 £m**	1998 as restated (iv) £m	**1999 £m**	1998 as restated (iv) £m
Energy Supply	– continuing operations	**6 384**	6 784	**461**	248	**406**	171	**659**	1 271
	– acquisitions (i)	**2**	–	**–**	–	**–**	–	**12**	–
		6 386	6 784	**461**	248	**406**	171	**671**	1 271
Home Services	– continuing operations	**585**	526	**20**	9	**16**	3	**(103)**	(51)
	– acquisitions (i)	**7**	–	**–**	–	**–**	–	**5**	–
		592	526	**20**	9	**16**	3	**(98)**	(51)
Road Services	– acquisitions (i)	**112**	–	**(3)**	–	**(21)**	–	**514**	–
Financial Services	– continuing operations	**2**	–	**(13)**	(5)	**(13)**	(5)	**(10)**	(2)
	– acquisitions (i)	**24**	–	**4**	–	**(5)**	–	**288**	–
		26	–	**(9)**	(5)	**(18)**	(5)	**278**	(2)
Other Activities	– continuing operations	**4**	2	**(13)**	(7)	**(14)**	(7)	**(8)**	–
	– acquisitions (i)	**14**	–	**(3)**	–	**(4)**	–	**(17)**	–
		18	2	**(16)**	(7)	**(18)**	(7)	**(25)**	–
Continuing operations before acquisitions		**6 975**	7 312	**455**	245	**395**	162	**538**	1 218
Acquisitions (i)		**159**	–	**(2)**	–	**(30)**	–	**802**	–
Continuing operations		**7 134**	7 312	**453**	245	**365**	162	**1 340**	1 218
Discontinued operations (ii)		**83**	169	**(25)**	(31)	**(26)**	(33)	**–**	8
Unallocated net liabilities (iii)		**–**	–	**–**	–	**–**	–	**(373)**	(341)
Group (v)		**7 217**	7 481	**428**	214	**339**	129	**967**	885
Share of operating profit/(loss) in									
joint ventures	– continuing operations					**5**	(2)		
	– acquisitions (i)					**(9)**	–		
associates	– continuing operations					**–**	1		
	– acquisitions (i)					**–**	–		
						(4)	(1)		
						335	128		

(i) 'Acquisitions' are explained in note 13 on page 43.

(ii) 'Discontinued operations' represented the segment previously reported as 'Retail'. On 19 July 1999, the Company announced the closure of its British Gas Energy Centre shops and as explained in note 4 on page 38, exceptional charges of £60 million were incurred.

(iii) Unallocated net liabilities comprised:

	1999 £m	1998 as restated (iv) £m
Fixed asset investments	**28**	33
Interest bearing transportation prepayments	**–**	242
Accrued interest	**18**	9
Dividend payable	**(60)**	(530)
Dividends receivable from joint ventures	**10**	–
Taxation	**(242)**	(318)
Debt, net of cash and money market investments	**(127)**	223
	(373)	(341)

(iv) The comparative information has been restated to reflect the change in accounting policy for gas production facility decommissioning costs, as explained in note 2 on page 35.

(v)

	1999	1998
Group operating profit before exceptional charges and amortisation of goodwill	**428**	214
Amortisation of goodwill	**(13)**	–
Group operating profit before exceptional charges	**415**	214
Exceptional charges	**(76)**	(85)
Group operating profit	**339**	129

4 Costs

	1999				1998		
	Underlying business performance						
	Before goodwill amortisation £m	Goodwill amortisation £m	Exceptional charges (ii) £m	Results for the year £m	Underlying business performance as restated (iii) £m	Exceptional charges (ii) £m	Results for the year as restated (iii) £m
Cost of sales: (i)							
Continuing operations before acquisitions	**5 405**	**–**	**30**	**5 435**	6 107	63	6 170
Acquisitions	**66**	**–**	**–**	**66**	–	–	–
Continuing operations	**5 471**	**–**	**30**	**5 501**	6 107	63	6 170
Discontinued operations	**69**	**–**	**–**	**69**	105	–	105
	5 540	**–**	**30**	**5 570**	6 212	63	6 275
Operating costs: (i)							
Continuing operations before acquisitions	**1 115**	**1**	**29**	**1 145**	960	20	980
Acquisitions	**95**	**12**	**16**	**123**	–	–	–
Continuing operations	**1 210**	**13**	**45**	**1 268**	960	20	980
Discontinued operations	**39**	**–**	**1**	**40**	95	2	97
	1 249	**13**	**46**	**1 308**	1 055	22	1 077
Total costs	**6 789**	**13**	**76**	**6 878**	7 267	85	7 352

	1999			1998		
	Underlying business performance £m	Exceptional charges (ii) £m	Total £m	Underlying business performance as restated (iii) £m	Exceptional charges (ii) £m	Total as restated (iii) £m
Group operating profit/(loss) is stated after charging/(crediting):						
Contract renegotiations	**–**	**30**	**30**	–	63	63
Restructuring costs	**–**	**36**	**36**	–	3	3
Year 2000 costs	**2**	**10**	**12**	2	19	21
	2	**46**	**48**	2	22	24
Amortisation of goodwill	**13**	**–**	**13**	–	–	–
Depreciation and amortisation:						
Owned assets	**234**	**–**	**234**	204	–	204
Leased assets	**33**	**–**	**33**	3	–	3
	267	**–**	**267**	207	–	207
Impairment of tangible fixed assets	**2**	**–**	**2**	–	–	–
Operating lease rentals:						
Plant and machinery	**17**	**–**	**17**	17	–	17
Other	**24**	**–**	**24**	26	–	26
Profit on sale of tangible fixed assets	**–**	**–**	**–**	(7)	–	(7)
Euro preparation costs	**1**	**–**	**1**	1	–	1
Research and development costs	**–**	**–**	**–**	1	–	1
Auditors' remuneration:						
Statutory audit						
Company	**0.2**	**–**	**0.2**	0.2	–	0.2
Subsidiary undertakings	**0.9**	**–**	**0.9**	0.5	–	0.5
Other audit	**0.3**	**–**	**0.3**	0.4	–	0.4
Other	**2.2**	**–**	**2.2**	1.6	–	1.6
	3.6	**–**	**3.6**	2.7	–	2.7

(i) Gas transportation costs of £1,877 million (1998 £2,192 million) and electricity transportation and distribution charges of £108 million (1998 £2 million) were included within cost of sales. Other distribution costs were not material and operating costs were all considered to be administrative expenses.
(ii) Exceptional charges, including the loss on closure of discontinued operations, are explained on page 38. None had any effect on the tax charge for either 1999 or 1998.
(iii) The comparative information has been restated to reflect the change in accounting policy for gas production facilities decommissioning costs, as explained in note 2 on page 35.

4 Costs continued

Contract renegotiations

The Group has renegotiated certain long-term 'Take or Pay' contracts which potentially would have resulted in commitments to pay for gas that would be excess to requirements and/or at prices above likely market rates. In 1999 these renegotiations resulted in an exceptional charge of £30 million (1998 £63 million). During the year £30 million was paid in respect of the exceptional charge booked in 1999, with a further £33 million of payments relating to costs incurred in the previous year, bringing total payments in 1999 to £63 million (1998 £86 million). Unpaid elements amount to £20 million and were included in creditors due within one year and £135 million (after discounting adjustments) was included within provisions (which all related to 1997 charges). The amount included in provisions represented the net present cost of the estimated payments due in periods between the years 2002 and 2008.

Restructuring costs

The Group incurred restructuring costs of £36 million, largely comprising severance payments, which arose in Energy Supply, Home Services and the AA. The exceptional payments of £30 million in the year (1998 £10 million) included £7 million against provisions from earlier years. The £3 million restructuring charge in 1998 principally represented the costs of a reorganisation within Retail.

Year 2000

The Group incurred and paid £12 million (1998 £21 million) on Year 2000 computer systems business-readiness preparations, of which £10 million (1998 £19 million) represented bought-in services, which have been treated as exceptional.

Loss on closure of discontinued operations

On 19 July 1999, the Group announced the closure of its British Gas Energy Centre shops and consequently the business has been reported as 'discontinued operations'. Exceptional charges of £60 million were incurred, comprising £18 million of impairments included within tangible fixed assets (see note 11 on page 41) and £42 million included within provisions (see note 19 on pages 45 and 46). The £42 million provision largely comprised onerous property lease costs, severance payments and other closure costs, against which £32 million was paid during the year.

5 Directors and employees

a) Employee costs	**1999 £m**	1998 £m
Wages and salaries	**444**	355
Social security costs	**36**	28
Other pension costs (see note 23)	**42**	30
Long Term Incentive Scheme	**8**	5
Employee Profit Sharing Scheme	**8**	7
	538	425

Details of Directors' remuneration, share options, long term incentive scheme interests and pension entitlements on pages 22 to 24 of the Remuneration Report form part of these financial statements. Details of employee share schemes are given on page 26 and in note 20 on pages 46 and 47.

b) Average number of employees during the year	**1999 Number**	1998 Number
Energy Supply	**7 285**	6 595
Home Services	**8 386**	8 148
Road Services	**2 145**	–
Financial Services	**567**	36
Retail	**965**	1 648
Other Activities	**252**	–
	19 600	16 427

In 1999 all staff were employed in the United Kingdom with the exception of 68 staff in the Republic of Ireland. In 1998 all staff were employed in the United Kingdom. Since acquisition of the AA, the monthly average headcount for Road Services was 8,579, for Financial Services was 2,147 and for Other Activities was 865.

6 Net interest

	1999 £m	1998 as restated (i) £m
Total interest receivable:		
Interest receivable	**65**	84
Share of joint ventures' interest receivable	**1**	1
	66	85
Total interest payable:		
Interest payable on bank loans and overdrafts	**(22)**	(16)
Finance lease charges	**(18)**	(2)
Share of joint ventures' interest payable	**(3)**	(2)
Other interest payable	**(6)**	–
Notional interest arising on discounted items	**(24)**	(26)
	(73)	(46)
Net interest (payable)/receivable	**(7)**	39

(i) The comparative information has been restated to reflect the change in accounting policy for gas production facility decommissioning costs, as explained in note 2 on page 35.

7 Tax

	1999 £m	1998 as restated (i) £m
UK – corporation tax at 30.25% (1998 31%)	**114**	104
– adjustments in respect of prior years	**(18)**	–
– deferred corporation tax:		
deferred petroleum revenue tax relief	**(5)**	(8)
other timing differences	**(14)**	(17)
change in corporation tax rate (1998 31% to 30%)	**–**	(6)
	77	73
– joint ventures	**6**	3
– associates	**3**	–
Tax charge (ii)	**86**	76

(i) The comparative information has been restated to reflect the change in accounting policy for gas production facility decommissioning costs, as explained in note 2 on page 35.
(ii) The tax charge arose principally in respect of the profits from tax ring-fenced gas production activities. Losses that have arisen elsewhere in the Group cannot be offset against these ring-fenced profits.

8 Dividend

	1999 £m	1998 £m
Interim dividend of 1.0p (1998 nil) per ordinary share	**40**	–
Proposed final dividend of 1.5p (1998 nil) per ordinary share	**60**	–
Special dividend of nil (1998 12.0p) per ordinary share	**–**	530
	100	530

The special dividend for 1998 was paid on 23 June 1999. Under a related share consolidation, for every ten former ordinary shares nine new ordinary shares were issued in their place.

The interim dividend was paid on 7 December 1999 and the proposed final dividend is payable on 21 June 2000 to shareholders on the register at the close of business on 2 May 2000.

9 Earnings per ordinary share

Earnings per ordinary share has been calculated by dividing the earnings for the financial year of £182 million (1998 £91 million as restated) by the weighted average number of ordinary shares in issue during the year of 4,186 million (1998 4,419 million). The number of shares excluded 25 million ordinary shares (1998 19 million), being the weighted average number of the Company's own shares on the Group balance sheet during the year.

The Directors believe that the presentation of an adjusted earnings per ordinary share, being the basic earnings per ordinary share adjusted for exceptional charges and goodwill amortisation, assists with understanding the underlying performance of the Group. The reconciliation of basic to adjusted basic earnings per ordinary share is as follows:

	1999		1998 as restated (i)	
	£m	**Pence per ordinary share**	£m	Pence per ordinary share
Earnings – basic	**182**	**4.3**	91	2.1
Discontinued operations' closure costs	**60**	**1.4**	–	–
Contract renegotiations	**30**	**0.7**	63	1.4
Restructuring costs	**36**	**0.9**	3	0.1
Year 2000 costs	**10**	**0.3**	19	0.4
Goodwill amortisation	**13**	**0.3**	–	–
Earnings – adjusted basic	**331**	**7.9**	176	4.0

In addition to basic and adjusted basic earnings per ordinary share, information is presented for diluted earnings per ordinary share. Under this presentation, there are no adjustments to the reported earnings for either 1999 or 1998, but the weighted average number of shares used as the denominator is adjusted. The adjustments relate mainly to notional share awards made to employees under the Long Term Incentive Scheme and the share options granted to employees under the Savings-related Share Option Scheme, as follows:

	1999 Number millions (ii)	1998 Number millions
Weighted average number of shares in issue	**4 186**	4 419
Estimated vesting of Long Term Incentive Scheme shares	**24**	16
Dilutive effect of shares to be issued at a discount to market value under the Savings-related Share Option Scheme	**37**	28
Potentially dilutive shares issuable under the Executive Share Option Scheme	**1**	1
Weighted average number of shares used in the calculation of diluted earnings per ordinary share	**4 248**	4 464

(i) The comparative information for 1998 has been restated as set out in note 2 on page 35.
(ii) On 10 May 1999, the Company consolidated ten existing ordinary shares into nine new ordinary shares.

10 Intangible fixed assets – goodwill

	£m
Group	
Cost	
As at 1 January 1999	10
Additions (see note 13)	995
As at 31 December 1999	**1 005**
Amortisation	
As at 1 January 1999	–
Charge for the year	13
As at 31 December 1999	**13**
Net book value	
As at 31 December 1999	**992**
As at 31 December 1998	10

There were no intangible fixed assets for the Company (1998 £nil).

11 Tangible fixed assets

	Land and buildings (i) £m	Plant, equipment and vehicles (ii) £m	Exploration and production (ii) as restated (iii) £m	Total as restated (iii) £m
Group				
Cost				
As at 1 January 1999	55	341	2 920	3 316
Additions	4	74	52	130
Acquisitions (see note 13)	61	81	–	142
Disposals	(1)	(30)	–	(31)
As at 31 December 1999	**119**	**466**	**2 972**	**3 557**
Depreciation and amortisation				
As at 1 January 1999	20	144	1 248	1 412
Charge for the year	1	64	202	267
Impairment – exceptional	6	12	–	18
– other	–	2	–	2
Disposals	–	(27)	–	(27)
As at 31 December 1999	**27**	**195**	**1 450**	**1 672**
Net book value				
As at 31 December 1999	**92**	**271**	**1 522**	**1 885**
As at 31 December 1998	35	197	1 672	1 904

The Company's tangible fixed assets comprised equipment with a cost of £3 million and a net book value of £2 million (1998 cost and net book value £1 million).

(i) The net book value of the Group's land and buildings as at 31 December 1999 comprised freehold of £58 million (1998 £15 million), long leasehold of £29 million (1998 £14 million) and short leasehold of £5 million (1998 £6 million).

(ii) The net book value of tangible fixed assets held under finance leases as at 31 December 1999 within plant, equipment and vehicles was £14 million (1998 £25 million) and within exploration and production was £178 million (1998 £92 million). Included within exploration and production were £113 million of assets sold and leased back during the year (see note 24h) on page 51). The Company had no assets held under finance leases (1998 £nil).

(iii) The comparative information has been restated to reflect the change in accounting policy for gas production facility decommissioning costs as explained in note 2 on page 35.

12 Fixed asset investments

	Group					Company (iii)
		Joint ventures and associates				
	Own shares (i) £m	Shares (ii) £m	Loans £m	Other investments £m	Total (i) £m	£m
Cost						
As at 1 January 1999	22	2	37	3	64	244
Additions	10	–	3	–	13	10
Acquisitions (iv)	–	22	2	2	26	–
As at 31 December 1999	**32**	**24**	**42**	**5**	**103**	**254**
Amortisation and provisions						
As at 1 January 1999	(7)	–	–	(3)	(10)	–
Long term incentive schemes	(8)	–	–	–	(8)	–
Impairment (iv)	–	(11)	–	–	(11)	–
As at 31 December 1999	**(15)**	**(11)**	**–**	**(3)**	**(29)**	**–**
Share of retained profits less losses						
As at 1 January 1999	–	(21)	–	–	(21)	–
Share of profits less losses for the year	–	(4)	–	–	(4)	–
Dividends receivable by the Group	–	(21)	–	–	(21)	–
As at 31 December 1999	**–**	**(46)**	**–**	**–**	**(46)**	**–**
Net book value						
As at 31 December 1999	**17**	**(33)**	**42**	**2**	**28**	**254**
As at 31 December 1998	15	(19)	37	–	33	244

(i) The Centrica Employees Share Trust holds 29 million (1998 25 million) shares in the Company, representing 0.7% of the called up ordinary share capital (1998 0.6%), which had a market value as at 31 December 1999 of £51 million and a nominal value of £2 million (1998 £30 million and £1 million respectively). All other investments are unlisted.

(ii) Investments in joint ventures and associates represented the following underlying assets/(liabilities):

	1999 £m	1998 £m
Investments in joint ventures:		
Share of gross assets	**208**	18
Share of gross liabilities	**(241)**	(39)
	(33)	(21)
Investments in associates	**–**	2
	(33)	(19)

The Group's share of joint ventures' gross liabilities included loans payable to the Group amounting to £21 million (1998 £19 million). The Group's share of joint ventures' gross assets included receivables relating to the AA credit card. Goldfish credit card receivables are not reflected within the share of gross assets shown above because the nature of the underlying arrangements with the joint venture partner differ from those in place for the AA credit card.

(iii) The Company's investments represented £222 million (1998 £222 million) of ordinary shares in GB Gas Holdings Limited and interest-free loans of £32 million (1998 £22 million) from the Company to the Centrica Employees Share Trust.

(iv) Joint venture acquisitions of £22 million included goodwill of £12 million, of which £11 million has been impaired. The impairment related to goodwill arising on an equity interest in a power generation development company.

The principal undertakings of the Group are listed in note 29 on page 56.

13 Acquisitions

The Group acquired AA Corporation Limited and its subsidiary undertakings (the AA) on 23 September 1999. The Group also acquired the business and assets of Supercare Solutions Limited on 18 January 1999, and the business and assets of Totalgaz Limited on 11 August 1999. The acquisition method of accounting has been adopted. The analysis of assets and liabilities acquired and the fair value to the Group of the AA acquisition, and other acquisitions in aggregate, was as follows:

	AA Corporation Limited group			Other acquisitions (ii)	Total
	Book value (i) £m	Fair value adjustments (i) £m	Fair value £m	Fair value (iii) £m	Fair value £m
Intangible fixed assets	33	(33)	–	–	–
Tangible fixed assets (iv)	147	(11)	136	6	142
Fixed asset investments	14	–	14	–	14
Stocks	5	–	5	–	5
Debtors (amounts falling due within one year)	120	–	120	5	125
Current asset investments	340	–	340	–	340
Net bank loans and overdrafts	(1)	–	(1)	–	(1)
Creditors (amounts falling due within one year)	(419)	–	(419)	(3)	(422)
Provisions for liabilities and charges – restructuring (v)	(28)	–	(28)	–	(28)
– other	(89)	55	(34)	–	(34)
Net assets acquired	122	11	133	8	141
Goodwill arising (see note 10)			986	9	995
Cash consideration			1 119	17	1 136

(i) There were no material adjustments relating to differences in accounting policies. The book value of AA Corporation Limited group's assets and liabilities has been adjusted to align with the fair value of the assets and liabilities acquired. No value was attributed to goodwill recognised by the AA on transactions prior to the acquisition by the Group as no separable, identifiable intangible assets existed. Tangible fixed assets were reduced by £11 million to reflect adjustments to land and buildings of £6 million, following professional valuations, and to vehicles of £5 million down to their estimated market value. Provisions for liabilities and charges were reduced by £55 million, largely in respect of the release of pension provisions.

(ii) The pre-acquisition results after tax during the financial year for other acquisitions were not material.

(iii) The book value of other acquisitions included intangible fixed assets of £2 million which were not recognised as no separable, identifiable assets existed.

(iv) The book value of tangible fixed assets in the AA had been reduced by write-downs of £8 million relating to restructuring in the twelve months up to the date of acquisition.

(v) Provisions for liabilities and charges in respect of restructuring included £11 million which had been provided in the AA for restructuring costs in the twelve months up to the date of acquisition.

The summarised consolidated results of the AA for the period from 1 January 1999 to 22 September 1999 were as follows:

Summarised profit and loss account	£m
Turnover	449
Operating profit before exceptional charges	3
Operating loss after exceptional charges	(49)
Loss before taxation	(26)
Taxation	1
Loss after taxation for the financial year	(25)

The consolidated loss after taxation for the AA's financial year ended 31 December 1998 was £26 million, and there was a minority interest of £2 million. There were no recognised gains or losses other than those shown above.

14 Stocks

	Group	
	1999 £m	1998 £m
Gas in storage	**46**	82
Other raw materials and consumables	**19**	17
Finished goods and goods for resale	**19**	28
	84	127

There were no stocks for the Company (1998 £nil).

15 Debtors

Amounts falling due	Group 1999 within one year £m	Group 1999 after one year £m	Group 1998 within one year £m	Group 1998 after one year £m	Company 1999 within one year £m	Company 1999 after one year £m	Company 1998 within one year £m	Company 1998 after one year £m
Trade debtors	**208**	**–**	225	–	**–**	**–**	–	–
Accrued energy income	**798**	**–**	683	–	**–**	**–**	–	–
Amounts owed by Group undertakings	**–**	**–**	–	–	**1 473**	**173**	2 003	155
Other debtors	**110**	**5**	172	3	**6**	**–**	4	–
Prepayments and other accrued income:								
'Take or Pay'	**122**	**111**	47	158	**–**	**–**	–	–
Transportation	**–**	**–**	242	–	**–**	**–**	–	–
Other	**46**	**4**	41	12	**1**	**–**	–	–
	168	**115**	330	170	**1**	**–**	–	–
	1 284	**120**	1 410	173	**1 480**	**173**	2 007	155

16 Current asset investments

	Group 1999 £m	Group 1998 £m	Company 1999 £m	Company 1998 £m
Money market investments (i)	**289**	341	**20**	323

(i) Current asset investments included £113 million (1998 £18 million) held by the Group's insurance subsidiary undertakings and £4 million (1998 £2 million) held by the Law Debenture Trust, on behalf of the Company, as security to cover unfunded pension liabilities. These amounts were not readily available to be used for other purposes within the Group.

17 Borrowings

Amounts falling due	Group 1999 within one year £m	Group 1999 after one year £m	Group 1998 within one year £m	Group 1998 after one year £m	Company 1999 within one year £m	Company 1998 within one year £m
Bank loans and overdrafts	**46**	**–**	38	–	**4**	24
Bills of exchange payable	**69**	**–**	–	–	**69**	–
Commercial paper	**126**	**–**	–	–	**126**	–
Loan notes	**6**	**–**	5	1	**–**	–
Obligations under finance leases (i)	**31**	**153**	17	90	**–**	–
	278	**153**	60	91	**199**	24

(i) Group obligations under finance leases after more than one year as at 31 December 1999 were repayable as follows: between one and two years £30 million (1998 £18 million); between two and five years £98 million (1998 £48 million); and after five years £25 million (1998 £24 million). As at 31 December 1999 the Company had no finance lease obligations (1998 £nil).

18 Other creditors

Amounts falling due	Group 1999 within one year £m	Group 1999 after one year £m	Group 1998 within one year £m	Group 1998 after one year £m	Company 1999 within one year £m	Company 1999 after one year £m	Company 1998 within one year £m	Company 1998 after one year £m
Trade creditors	**541**	**–**	496	–	**2**	**–**	2	–
Amounts owed to Group undertakings	**–**	**–**	–	–	**712**	**205**	1 438	–
Taxation and social security	**111**	**–**	162	–	**–**	**–**	–	–
Other creditors	**396**	**–**	80	63	**4**	**–**	1	–
Accruals and deferred income:								
Transportation	**222**	**–**	–	–	**–**	**–**	–	–
Other	**530**	**25**	335	15	**15**	**–**	7	–
	752	**25**	335	15	**15**	**–**	7	–
Dividend payable	**60**	**–**	530	–	**60**	**–**	530	–
	1 860	**25**	1 603	78	**793**	**205**	1 978	–

19 Provisions for liabilities and charges

	As at 1 January 1999 as restated (i) £m	Acquisitions (see note 13) £m	Profit and loss charge/(credit) £m	Notional interest £m	Transfer from Group undertakings £m	Utilised in the year £m	**As at 31 December 1999 £m**
Group							
Decommissioning costs	113	–	–	4	–	–	**117**
Deferred petroleum revenue tax	689	–	23	–	–	(6)	**706**
Deferred corporation tax (ii)	172	–	(19)	–	–	–	**153**
Pension costs (excluding restructuring)	36	–	23	–	–	–	**59**
Other retirement benefits	–	15	–	–	–	–	**15**
Restructuring costs:							
Acquisitions (iii)	–	28	18	–	–	(11)	**35**
Pension	3	–	–	–	–	(3)	**–**
Closure of discontinued operations	–	–	42	–	–	(32)	**10**
Other	8	–	18	–	–	(16)	**10**
Sales contract loss and renegotiation provisions	271	–	–	16	–	(25)	**262**
Other	22	19	6	–	–	–	**47**
	1 314	62	111	20	–	(93)	**1 414**
Company							
Pension costs	3	–	1	–	–	–	**4**
Restructuring costs	–	–	–	–	3	–	**3**
Other	9	–	4	–	2	(1)	**14**
	12	–	5	–	5	(1)	**21**

(i) The comparative information has been restated to reflect the change in accounting policy for gas production facility decommissioning costs as explained in note 2 on page 35.

(ii) Group deferred tax (assets)/liabilities comprise:

	Amounts provided		Potential amounts unprovided/(unrecognised)	
	1999 £m	1998 as restated (i) £m	**1999 £m**	1998 £m
Accelerated capital allowances	**329**	359	**(58)**	21
Deferred petroleum revenue tax relief	**(209)**	(204)	**–**	–
Other timing differences including losses carried forward	**33**	17	**(282)**	(368)
	153	172	**(340)**	(347)

There were no potential deferred tax (assets)/liabilities for the Company (1998 £nil).

(iii) Restructuring costs relating to acquisitions of £18 million represented £16 million within the AA and £2 million for integration costs within continuing operations.

Decommissioning costs

Provision has been made for the estimated net present cost of decommissioning gas production facilities at the end of their producing lives. The estimate has been based on proved and probable reserves, price levels and technology at the balance sheet date. The timing of decommissioning payments are dependant on the lives of a number of fields but are anticipated to occur between 2006 and 2045.

Deferred petroleum revenue tax

The provision for tax on gas and oil activities has been calculated on a unit of production basis. Payments against the closing provision are expected to commence in 2001.

Deferred corporation tax

Deferred tax, in respect of accelerated capital allowances and other timing differences, has been provided for only to the extent that it is probable that a liability or asset will crystallise.

Pension costs (excluding restructuring)

The pension provision represented the difference between the charge to the profit and loss account and the contributions paid to the Pension Schemes in respect of retirement pensions and other related benefits.

Other retirement benefits

The provision represented an actuarial valuation of a commitment to provide post-retirement medical insurance cover for certain AA current and past employees.

Restructuring costs

The provision represented costs relating to surplus properties and redundancy. Surplus properties arose following the closure of retail operations in both Energy Centres and in the AA. The provision for redundancy costs mainly relates to the AA and reflects restructuring plans announced. The majority of these sums are expected to be spent during 2000 and 2001.

19 Provisions for liabilities and charges continued

Sales contract loss and renegotiation provisions

Provision has been made for the net present cost, using a risk-free discount rate, of expected losses on onerous long-term sales contracts. The provision has been based on the difference between the contracted sales price and the expected weighted average cost of gas. These contracts terminate in 2005 to 2009.

In addition, the Group has renegotiated certain long-term 'Take or Pay' contracts which would have resulted in commitments to pay for gas that would be excess to requirements and/or at prices above likely market rates. Provision has been made for the net present cost of the estimated payments due to suppliers as consideration for the renegotiations due in periods between years 2002 and 2008.

Other

Other provisions principally cover estimated liabilities in respect of claims reflected in the Group's insurance subsidiaries, and outstanding litigation.

20 Called up share capital

	1999 £m	1998 £m
Authorised share capital of the Company		
4 950 000 000 ordinary shares of 5⁵⁄₉ pence each (1998 5 500 000 000 ordinary shares of 5 pence each)	**275**	275
100 000 cumulative redeemable preference shares of £1 each	**–**	–
Allotted and fully paid share capital of the Company		
3 995 580 491 ordinary shares of 5⁵⁄₉ pence each (1998 4 438 448 069 ordinary shares of 5 pence each)	**222**	222

On 10 May 1999, the Company consolidated ten existing ordinary shares with a nominal value of 5 pence per ordinary share into nine new ordinary shares with a nominal value of 5⁵⁄₉ pence per ordinary share.

During 1999 the following ordinary shares were issued on the exercise of employee share options:

	Executive Share Option Scheme		Savings-related Share Option Scheme	
	1999	1998	**1999**	1998
Number	**409 659**	2 087 391	**623 504**	159 855
Nominal value	**£20 483**	£104 370	**£33 807**	£7 993
Consideration	**£300 156**	£1 670 588	**£966 086**	£165 838

Executive Share Option Scheme

Options over 3 million ordinary shares were outstanding as at 31 December 1999 (1998 3.4 million ordinary shares) and are exercisable at varying dates up to 15 November 2004 at prices from 81.060 pence to 90.266 pence per share. Details of outstanding options held by Executive Directors are given on page 24.

Savings-related Share Option Scheme (Sharesave Scheme)

The Company operates an Inland Revenue approved Sharesave Scheme, which is open to all eligible employees including Executive Directors. The Sharesave Scheme is designed to provide a long-term savings and investment opportunity. Employees can save for periods of three or five years. During the year, options over 17 million ordinary shares were granted (1998 22 million ordinary shares) and options over 3 million ordinary shares lapsed (1998 4 million ordinary shares). Options over 81 million ordinary shares were outstanding as at 31 December 1999 (1998 67 million ordinary shares). These outstanding options are normally exercisable at varying dates up to May 2005 at prices from 46.4 pence to 127.8 pence per ordinary share. Details of options held by Executive Directors under the Sharesave Scheme are given on page 24.

Profit Sharing Scheme

The Company has an Inland Revenue approved employee Profit Sharing Scheme (the Scheme), which is for the benefit of all eligible employees including Executive Directors. The Scheme provides for the distribution to all eligible employees of a proportion of the Company's profit in the form of shares of the Company. Under the Scheme £8 million (1998 £7 million) has been charged to the profit and loss account for the purchase of ordinary shares of the Company. As described on page 26, an allocation under the Scheme will be made in 2000 in respect of the 1999 financial year. When shares are allocated under the Scheme they will be placed in trust for employees for three years.

20 Called up share capital continued

Long Term Incentive Scheme

The Centrica Employees Share Trusts (the Trusts) were established to acquire ordinary shares of the Company, by subscription or purchase, with funds provided by the Company, to satisfy rights to shares on the vesting of allocations made under the Company's long-term incentive arrangements. As at 31 December 1999, the Trusts had acquired 29 million ordinary shares, at a cost of £32 million (1998 25 million ordinary shares at a cost of £22 million), financed by interest-free loans from the Company. The shares have a market value as at 31 December 1999 of £51 million (1998 £30 million). All administration costs are borne by the Group.

Details of the Long Term Incentive Scheme, in which Executive Directors participate, can be found in the Remuneration Report on pages 20 and 21.

21 Reserves

	Group				Company		
	Share premium account £m	Merger reserve £m	Profit and loss account (i) £m	Total £m	Share premium account £m	Profit and loss account (ii) £m	Total £m
As at 1 January 1999 as previously stated	2	467	181	650	2	493	495
Prior year adjustment (iii)	–	–	13	13	–	–	–
As at 1 January 1999 as restated	2	467	194	663	2	493	495
Transfer from/(to) profit and loss account for the year	–	–	82	82	–	(4)	(4)
Issue of ordinary share capital (iv)	1	–	(1)	–	1	–	1
As at 31 December 1999	**3**	**467**	**275**	**745**	**3**	**489**	**492**

(i) Cumulative goodwill taken directly to the profit and loss reserve as at 31 December 1999 amounted to £85 million (1998 £85 million). This goodwill had been taken to reserves as a matter of accounting policy and will be charged in the profit and loss account should there be a subsequent disposal of the business to which it related.

(ii) As permitted by section 230(3) of the Companies Act 1985, no profit and loss account is presented for the Company. The Company's profit for the financial year was £96 million (1998 £949 million).

(iii) The prior year adjustment reflects the change in accounting policy for gas production facility decommissioning costs as explained in note 2 on page 35.

(iv) The movement in the Group profit and loss account represented the difference between the share issue prices (being the market prices on the date of exercise of options) and the share option prices. This difference was funded by the Company and its subsidiaries. Shares were allotted to a qualifying share ownership trust, for subsequent transfer to eligible employees, who have exercised options.

22 Movement in shareholders' funds

	Group		Company	
	1999 £m	1998 £m	**1999 £m**	1998 £m
Profit on ordinary activities after taxation for the financial year as previously stated	**182**	89	**96**	949
Prior year adjustment (i)	**–**	2	**–**	–
Profit on ordinary activities after taxation for the financial year as restated	**182**	91	**96**	949
Dividends	**(100)**	(530)	**(100)**	(530)
	82	(439)	**(4)**	419
Issue of shares and reserves transfer (see note 21 (iv))	**–**	2	**1**	2
Net movement in shareholders' funds for the financial year	**82**	(437)	**(3)**	421
Shareholders' funds as at 1 January as previously stated	**872**	1 311	**717**	296
Prior year adjustment (i)	**13**	11	**–**	–
Shareholders' funds as at 31 December	**967**	885	**714**	717

(i) The prior year adjustment reflected the change in accounting policy for gas production facility decommissioning costs as explained in note 2 on page 35.

23 Pensions

Substantially all of the Group's employees as at 31 December 1999 were members of one of the four main schemes in the Group; the Centrica Staff Pension Scheme, the Centrica Engineers Pension Scheme, the AA Management Pension Scheme and the AA Staff Pension Scheme. These defined benefit schemes are funded to cover future pension liabilities in respect of service up to the balance sheet date. They are subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Schemes' assets, are expected to be sufficient to fund the benefits payable under the Schemes.

Independent actuarial valuations as at 31 March 1998 showed aggregate actuarial asset values and those values relative to benefits due to members, (calculated on the basis of pensionable earnings and services as at 31 March 1998 on an ongoing basis using the projected unit method) as follows:

	Asset values £m	Asset values relative to benefits %
Centrica Staff	490	113
Centrica Engineers	277	116
AA Management	185	103
AA Staff	490	100

The long-term assumptions applied to calculate Group pension costs, as agreed with the independent actuary, are set out below. For the Centrica schemes, these assumptions are the same as those used to determine funding requirements. For the AA schemes, the assumptions used for determining funding were different.

	1999 %	1998 %
Rate of price inflation and pension increases	**3.00**	3.00
Annual rate of return on investments	**7.25**	7.25
Future increases in earnings	**5.00**	5.00
Dividend growth	**3.75**	3.75

The pension costs arising, together with unfunded pension costs, and the reconciliation to balance sheet provisions were as follows:

	Centrica Staff 1999 £m	**Centrica Engineers 1999 £m**	**AA Management 1999 £m**	**AA Staff 1999 £m**	**Total 1999 £m**	Total 1998 £m
Regular pension costs	**32**	**13**	**2**	**5**	**52**	42
Amortisation of surplus	**(4)**	**(2)**	**–**	**–**	**(6)**	(7)
	28	**11**	**2**	**5**	**46**	35
Interest	**(2)**	**(2)**	**–**	**–**	**(4)**	(5)
Net pension costs	**26**	**9**	**2**	**5**	**42**	30
Contributions paid	**(8)**	**(4)**	**(2)**	**(5)**	**(19)**	(12)
Increase in provision for pension costs	**18**	**5**	**–**	**–**	**23**	18
Utilisation of restructuring provision	**(3)**	**–**	**–**	**–**	**(3)**	(3)
Balance sheet provision as at 1 January	**26**	**13**	**–**	**–**	**39**	24
Balance sheet provision as at 31 December	**41**	**18**	**–**	**–**	**59**	39

Other retirement benefits

The Group has a commitment to provide post-retirement private medical insurance cover for certain AA current and past employees. The provision as at 31 December 1999 was established on an actuarial basis, assuming a 3 per cent per annum real increase in premiums. The last actuarial valuation, as at 31 December 1998, disclosed a deficit of £0.7 million, which has since been fully provided. An independent actuarial valuation is undertaken at least every three years. The net cost to the Group of other retirement benefits from 23 September to 31 December 1999 was £0.3 million (1998 £nil).

24 Notes to the Group cash flow statement

a) Reconciliation of operating profit to operating cash flow

	1999 £m	1998 as restated [i] £m
Group operating profit	**339**	129
Exceptional charges	**76**	85
Group operating profit before exceptional charges	**415**	214
Amortisation of goodwill	**13**	–
Depreciation and amortisation	**267**	207
Impairment of tangible fixed assets	**2**	–
Provisions	**30**	48
Profit on sale of tangible fixed assets	**–**	(7)
Decrease/(increase) in working capital:		
Stocks – decrease	**48**	41
Debtors – decrease	**297**	429
Creditors – increase/(decrease)	**381**	(62)
	726	408
Cash inflow/(outflow) from operating activities before exceptional payments:		
Continuing operations before acquisitions	**1 491**	918
Acquisitions	**(20)**	–
Continuing operations	**1 471**	918
Discontinued operations	**(18)**	(48)
	1 453	870
Payments relating to exceptional charges[ii]:		
Contract renegotiations	**(63)**	(86)
Restructuring costs	**(30)**	(10)
Discontinued operations' closure costs	**(32)**	–
Windfall Tax	**–**	(96)
Year 2000	**(10)**	(19)
	(135)	(211)
Cash inflow from operating activities after exceptional payments	**1 318**	659

(i) The comparative information has been restated to reflect the change in accounting policy for gas production facility decommissioning costs as explained in note 2 on page 35.
(ii) The relationship of exceptional payments to exceptional charges is explained in note 4 on page 38.

b) Returns on investments and servicing of finance

	1999 £m	1998 £m
Interest received – acquisitions	**5**	–
– other operations	**56**	75
Interest paid	**(25)**	(15)
Interest element of finance lease rental payments	**(17)**	(2)
	19	58

c) Taxation paid

	1999 £m	1998 £m
UK corporation tax paid	**(167)**	(217)
Consortium tax relief received	**4**	2
	(163)	(215)

24 Notes to the Group cash flow statement continued

d) Capital expenditure and financial investment

		1999 £m	1998 £m
Purchase of tangible fixed assets	– acquisitions	(17)	–
	– other operations	(125)	(92)
Sale of tangible fixed assets	– acquisitions	7	–
	– other operations	5	40
Purchase of own shares		(10)	(9)
Loan to a joint venture		(3)	(9)
		(143)	(70)

e) Acquisitions

	1999 £m	1998 £m
Payments on acquisition of subsidiary undertakings (see note 13) (i)	(1 136)	(124)
Payments on acquisition of joint ventures (ii)	(12)	–
Payments of deferred consideration (iii)	(13)	(13)
Total cash payments	(1 161)	(137)
(Overdraft)/cash acquired	(1)	36
	(1 162)	(101)

(i) In 1998 acquisitions represented the acquisition of Centrica Resources Limited and Supergas Limited.
(ii) Payments on acquisition of joint ventures included £11 million in relation to an investment in Spalding Energy Company Limited.
(iii) Payments of deferred consideration represented preference dividends paid in relation to the change in the investment in Accord Energy Limited in 1997. Of the total deferred consideration of £98 million, £42 million had been paid by 31 December 1999 and after discounting adjustments, £70 million (1998 £79 million) remained outstanding within creditors.

f) Management of liquid resources

		1999 £m	1998 £m
Net sale/(purchase) of money market investments	– acquisitions	90	–
	– other operations	302	(285)
		392	(285)

g) Financing

	1999 £m	1998 £m
Debt due within one year:		
Net increase in short-term borrowings	171	24
Repayment of loans	–	(139)
Capital element of finance lease rentals	(36)	(21)
Sale and leaseback of fixed assets (see note 24h))	113	92
Issue of ordinary share capital	–	2
	248	(42)

24 Notes to the Group cash flow statement continued

h) Analysis of debt, net of cash and money market investments

	As at 1 January 1999 £m	Cash flow £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	**As at 31 December 1999 £m**
Cash at bank and in hand	33	(18)	–	–	**15**
Overdrafts	(14)	(32)	–	–	**(46)**
		(50)			
Bank loans	(24)	24	–	–	**–**
Other borrowings	–	(195)	–	–	**(195)**
Loan notes due within one year	(5)	–	–	(1)	**(6)**
Loan notes due after more than one year	(1)	–	–	1	**–**
Obligations under finance leases	(107)	(77)	–	–	**(184)**
		(248)			
Current asset investments	341	(392)	340	–	**289**
	223	(690)	340	–	**(127)**

A total of £113 million (1998 £92 million) in obligations under finance leases arose during the year following the sale and leaseback of certain Morecambe gas field tangible fixed assets. This amount has been included as part of the cash flow movement.

25 Commitments and contingencies

a) Capital expenditure

As at 31 December 1999, the Group had placed contracts for capital expenditure amounting to £53 million (1998 £7 million). There were no capital expenditure commitments for the Company (1998 £nil).

b) Decommissioning costs

Centrica plc and its wholly owned subsidiary, Hydrocarbon Resources Limited, have agreed to provide security to a subsidiary undertaking of BG Group plc, BG Exploration and Production Limited, which, as original licence holder for the Morecambe gas fields, will have exposure to decommissioning costs relating to the Morecambe gas fields should liabilities not be fully discharged by the Group. The security is to be provided when the estimated future net revenue stream from the Morecambe gas fields falls below 150% of the estimated cost of such decommissioning. The nature of the security may take a number of different forms and will remain in force unless and until the costs of such decommissioning have been irrevocably discharged and the relevant Department of Trade and Industry decommissioning notice in respect of the Morecambe gas fields has been revoked.

c) Lease commitments

As at 31 December 1999 operating lease commitments of the Group for the following year were:

	Land and buildings		**Other**	
	1999 £m	1998 £m	**1999 £m**	1998 £m
Expiring:				
Within one year	**1**	–	**2**	3
Between one and five years	**5**	5	**14**	12
After five years	**18**	18	**–**	–
	24	23	**16**	15

As at 31 December 1999 there were £2 million of land and building operating lease commitments for the Company (1998 £3 million). The Company has guaranteed operating lease commitments of a subsidiary undertaking as at 31 December 1999 of £4 million (1998 £7 million) in respect of land and buildings.

There were no commitments as at 31 December 1999 under finance leases entered into, but for which inception occurs after 31 December 1999 (1998 £nil), for the Group and Company.

d) Litigation

The Group has a number of outstanding disputes arising out of its normal activities, for which appropriate provisions have been made.

25 Commitments and contingencies continued

e) Guarantees and indemnities

The Company has a £935 million bilateral credit facility. Hydrocarbon Resources Limited and British Gas Trading Limited have guaranteed, jointly and severally, to pay on demand any sum which the Company does not pay in accordance with the facility agreement.

The Group has indemnified BG Group plc in respect of payments and/or losses, damages, claims, expenses or liabilities of any nature, arising out of or in connection with the Group's performance under certain long-term interruptible contracts which BG Group plc has guaranteed to third parties. Under the terms of the indemnity the Group will, in consideration of the guarantee, pay to BG Group plc a fee on each anniversary during the continuation of the guarantee.

The Company and BG Group plc have agreed, subject to certain limitations, to indemnify each other against certain actual and contingent liabilities associated with their respective businesses.

In relation to the sale and leaseback of Morecambe gas field tangible fixed assets recorded in these financial statements, the Company has given guarantees amounting to £205 million.

The Company has given guarantees to various counter-parties in relation to wholesale energy trading.

The Company gave a guarantee for £250 million during 1999 and a further guarantee for £150 million which commenced on 4 January 2000. Both of these guarantees were in favour of Transco (part of BG Group plc) to cover liabilities relating to gas pipeline transportation charges. The £150 million guarantee expired on 31 January 2000 and the £250 million guarantee expired on 29 February 2000.

Following the closure of the Energy Centres operations in July 1999, guarantees have been signed on certain former Energy Centre properties as a result of the reassignment of these leases.

f) Gas purchase contracts

The Group is contracted to purchase 78 billion therms of gas (1998 97 billion therms) under long-term contracts at prices, mainly determined by various baskets of indices, which may exceed market prices from time to time. In the face of full competition in the market for gas, the Group's exposure has been reduced by the renegotiation of lower volumes and/or prices under certain contracts and by entering into long-term sales contracts. Since January 1996 these actions, affecting 60 billion therms, have been achieved at a net present cost to the Group of £1,406 million. Whilst there remains uncertainty regarding future prices and market share, in the opinion of the Directors, no general provision for onerous contract losses is required.

The total volume of gas to be taken under these long-term contracts depends upon a number of factors, including the actual reserves of gas that are eventually determined to be extractable on an economic basis. Based upon the minimum volume of gas that the Group is contracted to pay for in any year, the profile of the contract commitments, after taking account of the renegotiations referred to above, is estimated as follows:

	1999 million therms	1998 million therms
Within five years	**42 400**	48 800
After five years	**35 700**	48 300
	78 100	97 100

The Directors do not consider it feasible to estimate the actual future cost of committed gas purchases as the Group's external weighted average cost of gas ('WACOG') is subject to indexation. Applying the Group's external WACOG for the year ended 31 December 1999 of 15.6 pence per therm would imply a Group financial commitment of approximately £12 billion (1998 £16 billion based on 16 pence per therm). In 1998 the future cost estimate was based on the WACOG for the three month period ended 31 December 1998. This was because the full year WACOG was not representative due to the impact of contract renegotiations which took effect from 1 October 1998.

The commitment profile is set out below:

	1999 £m	1998 £m
Within one year	**1 600**	1 900
Between one and five years	**5 000**	5 900
After five years	**5 600**	7 700
	12 200	15 500

26 Related party transactions

a) Joint ventures and associates

During 1999 the Group purchased services with a value of £49 million (1998 £50 million) from AccuRead Limited, a joint venture, and £28 million (1998 £36 million) from AG Solutions Limited, an associate. In 1999 the Group lent £3 million (1998 £9 million) to Goldbrand Development Limited, a joint venture. As at 31 December 1999 the outstanding balance on the loan account was £40 million (1998 £37 million). All other transactions with joint ventures and associates were not material to the Group.

b) Pension schemes

The administrative costs of the Centrica Staff and Engineers Pension Schemes amounting to £1 million (1998 £1 million) were borne by the Group.

c) Other

During 1998 the Group incurred net costs of £2 million under a joint marketing agreement with Privilege Insurance Company Limited (Privilege) for insurance products under the British Gas Home Insurance and Goldfish Home Insurance brands. Peter Wood, then a Non-Executive Director of Centrica plc, was able to exercise more than 30% of the votes able to be cast at general meetings of Privilege Insurance Holdings Limited, the parent company of Privilege, until 7 October 1998 when he disposed of his interests.

27 Financial instruments

The Group's use of financial instruments is explained under the heading of 'Financial Risk Management' in the 'Financial Review' on pages 15 and 16. The related accounting policies are explained in note 1 on page 34. As permitted within FRS 13, the disclosures set out below exclude short-term debtors and creditors, except for the information given in note 27b).

a) Interest rate risk profile of financial instruments

Financial assets

The interest rate risk profile of the Group's financial assets as at 31 December 1999 was as follows:

	1999 Sterling	1998 Sterling
Floating interest rate (£m)	**302**	374
Fixed interest rate (£m)	**44**	37
	346	411
Weighted average fixed interest rate (%)	**11.6**	12
Weighted average period for which rate is fixed (months)	**17**	30

With the exception of uncleared items, floating rate financial assets attract interest at rates based upon LIBOR for periods of one year or less.

Financial liabilities

After taking into account forward foreign currency swaps, the interest rate profile of the Group's financial liabilities as at 31 December 1999 was as follows:

	1999 Sterling	1998 Sterling
Floating interest rate (£m)	**(415)**	(126)
Fixed interest rate (£m)	**(16)**	(25)
No interest is payable (£m)	**(28)**	–
	(459)	(151)
Weighted average fixed interest rate (%)	**8.2**	8.2
Weighted average period for which rate is fixed (months)	**30**	28
Weighted average period for which no interest is payable (months)	**11**	–

With the exception of uncleared items, floating rate financial liabilities bear interest at rates based upon LIBOR for periods of one day to six months.

b) Currency risk

Sterling was the functional currency for all material operations in 1999 and 1998. Monetary assets and liabilities in currencies other than sterling, after taking into account relevant currency swaps, were not material. The cost of gas under long-term purchase contracts is dependent upon indices, which in part are influenced by US$ denominated oil prices. An element of the foreign (US$) exchange risk so arising is hedged using forward foreign currency contracts (see note 27g) on page 55).

27 Financial instruments continued

c) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities as at 31 December 1999 was as follows:

	1999			1998		
	Borrowings (i) £m	Other financial liabilities £m	Total financial liabilities £m	Borrowings (i) £m	Other financial liabilities £m	Total financial liabilities £m
In one year or less, or on demand	**278**	**19**	**297**	60	–	60
In more than one year but not more than two years	**30**	**9**	**39**	19	–	19
In more than two years but not more than five years	**98**	**–**	**98**	48	–	48
In more than five years	**25**	**–**	**25**	24	–	24
	431	**28**	**459**	151	–	151

(i) See note 17 on page 44.

d) Borrowing facilities

As at 31 December 1999, the Group had undrawn committed borrowing facilities, in which all conditions precedent had been met at that date, of £935 million (1998 £1,000 million). Of these facilities, 50% mature during 2000, whilst the remainder do not mature until 2003. In addition the Group has access to a number of uncommitted facilities.

The principal debt facility in use by the Group as at 31 December 1999 was a commercial paper programme of US$1,250 million (1998 US$nil), of which US$206 million (£126 million) was drawn at that date, all of which had been swapped into sterling.

e) Fair values of financial assets and liabilities

The following table shows the book and fair values of the Group's financial instruments as at 31 December 1999:

	1999		1998	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Cash at bank and in hand and money market investments (i)	**304**	**304**	374	374
Other financial assets (ii)	**42**	**42**	37	37
	346	**346**	411	411
Bank loans and overdrafts (i)	**(46)**	**(46)**	(38)	(38)
Bills of exchange (i)	**(69)**	**(69)**	–	–
Commercial paper (iv)	**(126)**	**(128)**	–	–
Loan notes (i)	**(6)**	**(6)**	(6)	(6)
Finance lease borrowings (iii)	**(184)**	**(202)**	(107)	(118)
Other financial liabilities (i)	**(28)**	**(28)**	–	–
	(459)	**(479)**	(151)	(162)
Derivative financial instruments held to manage the Group's currency profile and energy price exposures:				
Forward foreign currency contracts (iv)	**–**	**2**	–	3
Energy derivatives (v)	**–**	**8**	–	(4)
Derivative financial instruments held for trading:				
Energy derivatives (v)	**–**	**1**	–	6

(i) Due to the nature and short maturity of these financial instruments, book values approximated to fair values.
(ii) Fixed interest rate financial assets included a loan to a joint venture of £40 million (1998 £37 million). As at 31 December 1999, the interest rate charged on the loan reflected the inherent credit risk of the joint venture and accordingly the book value of the loan approximated to the fair value.
(iii) Fair values of these financial instruments are based upon discounted cash flows, using discount rates based upon the Group's cost of borrowing.
(iv) Fair values have been determined by reference to closing exchange rates as at 31 December.
(v) The fair values of energy derivatives are calculated as the product of the volume and the difference between their strike or traded price and the corresponding market prices, the market price is based upon the corresponding closing price of that market. Where there is no organised market and/or the market is illiquid, the market price is based upon internal assumptions taking into consideration all relevant current market and economic factors.

27 Financial instruments continued

f) Gains and losses on financial instruments held for trading

The net gain from trading in energy derivatives included in the Group profit and loss account for the year ended 31 December 1999 was £10 million (1998 £4 million). Energy derivatives used for this purpose comprised energy futures, swaps, options and electricity contracts for differences.

g) Gains and losses on hedges

The Group uses financial instruments to hedge its currency, energy price and weather exposures. Changes in the fair value of these derivatives used are not recognised in the financial statements until the hedged position itself is recorded therein. Unrecognised and deferred gains and losses on hedges arose as analysed below:

	Unrecognised			Deferred		
	Gains £m	Losses £m	Total net gains/(losses) £m	Gains £m	Losses £m	Total net gains/(losses) £m
Gains and (losses) as at 1 January 1999	3	(4)	(1)	–	(16)	(16)
Arising in previous years that were recognised in 1999	(3)	1	(2)	3	2	5
Gains and (losses) arising in previous years that were not recognised in 1999	–	(3)	(3)	3	(14)	(11)
Gains and (losses) arising in 1999	33	(20)	13	–	–	–
Gains and (losses) as at 31 December 1999	**33**	**(23)**	**10**	**3**	**(14)**	**(11)**
Of which:						
Gains and (losses) expected to be recognised in 2000	23	(9)	14	–	(7)	(7)
Gains and (losses) expected to be recognised in 2001 or later	10	(14)	(4)	3	(7)	(4)

28 Post balance sheet events

On 26 January 2000 the Group completed the renegotiation of a 'Take or Pay' gas purchase contract with Shell UK Limited. Under the agreement, prices will be reduced to market levels on around 1.5 billion therms of gas.

On 17 February 2000 a joint venture, Access Energy BV was formed with Essent NV, to develop wholesale energy trading in the Netherlands, Belgium and Germany. The joint venture is expected to commence trading on 31 March 2000.

29 Principal undertakings

	Country of incorporation	% Group holding in ordinary shares and net assets	Principal activity
As at 31 December 1999 (i)			
Subsidiary undertakings:			
AA Corporation Limited	England	100	Holding company
Accord Energy Limited (ii)	England	100	Wholesale energy trading
Automobile Association Developments Limited	England	100	Roadside and financial services
Automobile Association Insurance Services Limited	England	100	Financial services
Automobile Association Underwriting Services Limited	England	100	Roadside and financial services
British Gas Services Limited	England	100	Servicing and installation of gas heating systems
British Gas Trading Limited	England	100	Energy supply
Centrica Insurance Company Limited	Isle of Man	100	Insurance services
Centrica Reinsurance Company Limited	Isle of Man	100	Insurance services
Centrica Resources Limited	England	100	Gas production
GB Gas Holdings Limited	England	100	Holding company
Goldfish Guide Limited	England	100	Consumer services
Hydrocarbon Resources Limited	England	100	Gas production from the Morecambe fields
The Automobile Association Limited	Jersey	100	Roadside services
Joint ventures:			
Automobile Association Financial Services Limited	England	50	Financial services
AA Financial Services (iii)	England	50	Financial services
AccuRead Limited	England	49	Meter reading
Goldbrand Development Limited	England	50	Financial services
Spalding Energy Company Limited (iv)	Cayman Islands	42	Power generation
Associates:			
AG Solutions Limited (v)	England	40	Computer consultancy

(i) As at 31 December 1999, GB Gas Holdings Limited was a wholly owned subsidiary undertaking of the Company. GB Gas Holdings Limited held the investments in all other principal undertakings, except for Hydrocarbon Resources Limited where the investment was held by British Gas Trading Limited, and undertakings of the AA which were directly or indirectly held by AA Corporation Limited. The Automobile Association Limited was held directly by AA Corporation Limited and Automobile Association Developments Limited, Automobile Association Insurance Services Limited, Automobile Association Underwriting Services Limited, Automobile Association Financial Services Limited and AA Financial Services were held indirectly by AA Corporation Limited.

(ii) During 1997, the Group agreed with NGC Corporation (NGC) of Houston, Texas, to a reorganisation of the share structure of Accord Energy Limited (Accord). NGC's ordinary shareholding was converted into a 25% holding of preference shares in Accord and the Group has an option, which it is likely to exercise, to acquire those preference shares on or after 1 July 2000. The Group currently holds 75% of the preference shares in Accord. The change of control was accounted for as an acquisition for deferred consideration. Third party preference dividend payments and the capital payment anticipated on exercise of the Group's option are being/will be set against the deferred consideration of £98 million established upon change of control.

(iii) AA Financial Services is unincorporated and its principal place of business is Capital House, Queen's Park Road, Handbridge, Chester CH88 3AN.

(iv) GB Gas Holdings Limited holds 50% of the voting rights and the net assets.

(v) AG Solutions Limited has an accounting reference date of 31 March.

FOUR YEAR SUMMARY

Results for the year ended 31 December

	1996 as restated (i) £m	1997 as restated (i) £m	1998 as restated (i) £m	**1999 £m**
Turnover	8 125	7 842	7 481	**7 217**
Operating profit/(loss) before exceptional charges and goodwill amortisation:				
Energy Supply	211	275	248	**461**
Home Services	(196)	(49)	9	**20**
Road Services	–	–	–	**(3)**
Financial Services	–	–	(5)	**(9)**
Retail	(66)	(45)	(31)	**(25)**
Other Activities	–	–	(7)	**(16)**
	(51)	181	214	**428**
Exceptional charges and goodwill amortisation	(857)	(835)	(85)	**(149)**
Earnings	(1 058)	(789)	91	**182**
	Pence	Pence	Pence	**Pence**
Earnings/(loss) per ordinary share	(24.1)	(17.9)	2.1	**4.3**

Cash flows for the year ended 31 December

	1996 £m	1997 £m	1998 £m	**1999 £m**
Cash inflow from operating activities before exceptional payments	43	1 028	870	**1 453**
Exceptional payments	(905)	(653)	(211)	**(135)**
Acquisitions	–	3	(101)	**(1 162)**
Cash (outflow)/inflow before use of liquid resources and financing	(907)	224	332	**(690)**

Assets and liabilities as at 31 December

	1996 as restated (i) £m	1997 as restated (i) £m	1998 as restated (i) £m	**1999 £m**
Fixed assets	1 913	1 776	1 947	**2 905**
Net current (liabilities)/assets	1 407	897	421	**(346)**
Long-term creditors and provisions	(1 124)	(1 351)	(1 483)	**(1 592)**
Net assets	2 196	1 322	885	**967**
Cash and money market investments, net of (debt)	(178)	41	223	**(127)**

(i) The comparative information has been restated to reflect the change in accounting policy for gas production facility decommissioning costs as explained in note 2 on page 35.

INFORMATION FOR SHAREHOLDERS

Shareholder product information

Shareholders wishing to find out more about any of our products and services should telephone: **0845 600 1 900, Monday to Friday 8am – 8pm, Saturday 8am – 6pm**

Your shareholding

If you have any queries about your shareholding in Centrica please telephone our Registrars, Lloyds TSB Registrars, on our helpline 0870 600 3985 or text phone 0870 600 3950 or, if you prefer, write to them at:

Lloyds TSB Registrars
The Causeway
Worthing, West Sussex BN99 6DA

If you change your name or address please write to the Registrars at the address given above as soon as possible to prevent any delay in future shareholder communications.

If you receive more than one copy of this mailing please contact the Registrars so that any duplicate accounts you hold can be amalgamated.

If you would like your dividend paid directly into your bank account please contact the Registrars who can arrange this.

Share price information

The latest share price information can be found on Ceefax page 224 or in the financial pages of most daily newspapers and via the Centrica website.

Centrica website

Corporate information, including press releases, financial and latest share price information, full annual report and accounts and community projects can be accessed via the Group's website at **www.centrica.co.uk.**

Financial calendar

Ex-dividend date	25 April 2000
Record date for the final dividend	2 May 2000
Annual General Meeting Whittle & Fleming Rooms The Queen Elizabeth II Conference Centre Broad Sanctuary Whitehall, London SW1P 3EE	8 May 2000
Payment date for the final dividend	21 June 2000
Interim results announced	7 September 2000

Useful historical information in respect of your shareholding

Share apportionment and capital gains tax base cost of shares at demerger

Shares were acquired in Centrica plc at demerger from British Gas plc (which has subsequently changed its name to BG Group plc – 'BG') on the basis of one Centrica share for every BG share held at demerger. Shares in Centrica plc, acquired on demerger from BG, will be treated as having a base cost for Capital Gains Tax purposes (ascertained by reference to the value of Centrica and BG shares on 17 February 1997) calculated in accordance with provisions of Section 272 of the Taxation and Chargeable Gains Act 1992. The base cost of any holding of BG shares on that date will be adjusted on the same basis. The relevant prices on the London Stock Exchange on 17 February 1997 were: Centrica 64.25 pence; BG 173.25 pence. The base cost of the predemerger British Gas plc shares will be split between the post demerger Centrica and BG shares in the proportion Centrica 27.053% and BG 72.947%.

Share capital consolidation

On 10 May 1999, the ordinary share capital of the Company was consolidated on the basis of nine new ordinary shares of 5$\frac{5}{9}$ pence for every ten ordinary shares of 5 pence held on 7 May 1999.

Report in alternative formats

As part of our commitment to shareholders with disabilities, we are happy to send on request, literature in the following formats:

- large print;
- braille; and
- audio tape.

If you would like to receive shareholder communications in alternative formats please register your name, address, shareholder account number and preferred format with Lloyds TSB Registrars.

American Depository Receipts (ADRs)

Centrica has an American Depository Receipt (ADR) programme.The ADRs, each of which is equivalent to ten ordinary shares, are issued by The Bank of New York. For enquiries about the ADR service, please contact our representatives at:

The Bank of New York
Shareholder Relations
PO Box 11258, Church Street Station
New York NY 10286-1258
Telephone: 001 610 312 5303 from the UK and 1888 BNY ADRS in the US.

Analysis of shareholders as at 31 December 1999

Distribution of shares by type of shareholder	Holdings	Shares
Nominees	8 333	3 197 025 954
Limited companies	1 257	47 571 485
Banks	61	997 450
Insurance companies	19	75 218 359
Pension funds	41	12 203 385
Other corporate bodies	800	36 063 399
Individuals	1 380 310	626 500 459
Total	1 390 821	3 995 580 491

Size of shareholding	Number of shareholders	Number of shares held
1 – 500	1 057 591	263 241 765
501 – 1 000	220 997	151 878 507
1 001 – 5 000	104 106	174 477 444
5 001 – 10 000	5 175	35 525 682
10 001 – 50 000	1 562	29 125 975
50 001 – 100 000	239	17 542 103
100 001 – 1 000 000	793	304 632 164
1 000 001 and above	358	3 019 156 851
Total	1 390 821	3 995 580 491

Centrica plc
Company registered in England No 3033654
Registered office: Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: 01753 758 000 Fax: 01753 758 011

Designed and produced by Fishburn Hedges

t... ...entials

Centrica plc
Company registered in England No 303365
Registered Office: Charter Court,
50 Windsor Road, Slough, Berkshire SL1 2
www.centrica.co.uk


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